SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.            )*

Bluefly, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096227103

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 17 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 096227103	13D	Page 2 of 16 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON PN

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 3 of 16 pages

1.	NAMES OF REPORTING PERSONS Rho Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 4 of 16 pages

1.	NAMES OF REPORTING PERSONS RMV VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 5 of 16 pages

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa and United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 6 of 16 pages

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 7 of 16 pages

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,786,337
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,786,337
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Assumes that there are 16,788,031 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 8 of 16 pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 42 West 39th Street, New York, New York 10018. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV VI, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures VI, L.P., a Delaware limited partnership (“Rho Ventures”), Joshua Ruch, Habib Kairouz and Mark Leschly.

Each of the foregoing persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

This Schedule 13D relates to the shares of Common Stock held by Rho Ventures. Rho Ventures is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. RMV is the general partner of Rho Ventures. Rho Capital is the managing member of RMV.

Joshua Ruch, Habib Kairouz and Mark Leschly are the managing members of Rho Capital.

(b) The business address of each of the foregoing Reporting Persons is 152 West 57th Street, 23rd Floor, New York, NY 10019.

(c) Joshua Ruch, Habib Kairouz and Mark Leschly are employees of Rho Capital Partners, Inc. (“RCP”). RCP’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Joshua Ruch is a citizen of the Republic of South Africa and the United States. Habib Kairouz is a citizen of Canada and the United States. Mark Leschly is a citizen of the Kingdom of Denmark.

CUSIP No. 096227103	13D	Page 9 of 16 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

Securities Purchase Agreement

On December 21, 2009, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which Rho Ventures agreed to acquire from the Issuer (i) 2,786,337 shares of Common Stock at a purchase price of $1.70 per share (the “Initial Shares”) at an initial closing on December 21, 2009 (the “Initial Closing”) and (ii) 6,037,192 shares of Common Stock at a purchase price of $1.70 per share (the “Remaining Shares”) at a second closing (the “Second Closing”) scheduled to occur no later than three trading days following the requisite approval (the “Stockholder Approval”) of the issuance of the Remaining Shares by the Issuer’s stockholders (the “Second Closing Date”). The source of funds for the purchase at the Initial Closing was the working capital of Rho Ventures.

Registration Rights Agreement

Shelf Registration Statement

In connection with the Purchase Agreement, Rho Ventures entered into a Registration Rights Agreement, dated December 21, 2009 (the “Registration Rights Agreement”), with the Company and the Existing Holders (as defined therein). The Registration Rights Agreement provides that the Company will file a “shelf” registration statement (the “Shelf Registration Statement”) covering the Shelf Registrable Securities (as defined in the Registration Rights Agreement), within 30 days following the earlier of (i) the Second Closing Date or (ii) the receipt by the Issuer of notice from Rho Ventures that the Second Closing will not occur as a result of failure to (a) obtain the Stockholder Approval or (b) effect the restructuring of the Issuer’s board of directors (the “Board”) pursuant to the Voting Agreement (as defined below). Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the Shelf Registration Statement until all securities covered therein are sold or otherwise can be sold pursuant to Rule 144 without any restrictions. If the Issuer does not file the Shelf Registration Statement, or if the U.S. Securities and Exchange Commission does not declare the Shelf Registration Statement effective, by the deadlines set forth in the Registration Rights Agreement, the Issuer is required to issue Rho Ventures warrants to purchase shares of Common Stock in an amount equal to 1% of the fully diluted outstanding shares of Common Stock for each 30-day period following the applicable deadline until the Shelf Registration Statement is filed or declared effective, as applicable. The aggregate warrant issuances to Rho Ventures may not exceed 10% of the Issuer’s fully diluted outstanding Common Stock. If the Issuer does not obtain the Stockholder Approval and the Shelf Registration Statement is not declared effective by the applicable deadline, in lieu of issuing warrants, the Issuer is required to pay Rho Ventures cash equal to 1% of the aggregate amount invested in the Issuer by Rho Ventures for each 30-day period following such deadline until the Shelf Registration Statement is filed or declared effective, up to a maximum amount of 10% of such invested amount.

Piggy-Back Registration

Under the Registration Rights Agreement, if the Issuer registers any securities in an underwritten public offering, Rho Ventures and the Existing Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered.

Demand Registration

The Registration Rights Agreement also provides that, at any time, subject to certain exceptions, Rho has the right to demand on no more than two occasions that the Company file a registration statement (a “Demand

CUSIP No. 096227103	13D	Page 10 of 16 pages

Registration Statement”) within 45 days, covering the offering and sale of the Demand Registrable Securities (as defined in the Registration Rights Agreement). The Company is not obligated to effect more than two Demand Registration Statements at the request of Rho Ventures, effect more than one Demand Registration Statement in any six month period or effect any Demand Registration Statement if the aggregate offering price is less than $10 million.

The Company may delay the filing of a Demand Registration Statement under specified conditions, such as for a period of time while the Company pursues an underwritten public offering if its board of directors deems it advisable to delay such filing. Such postponements cannot exceed 120 days from the date of the notice from the Company.

The Company will pay all registration expenses, other than underwriting discounts and commissions, related to the Company’s performance of the Registration Rights Agreement. The Registration Rights Agreement contains customary cross-indemnification provisions. The registration rights granted under the Registration Rights Agreement have no expiration date.

Voting Agreement

In connection with the Purchase Agreement, Rho Ventures entered into an Amended and Restated Voting Agreement, dated December 21, 2009 (the “Voting Agreement”), with the Company and the Existing Stockholders (as defined in the Voting Agreement), pursuant to which Rho Ventures and the Existing Stockholders agreed to vote their shares of Common Stock to effect the restructuring of the Board such that the Board shall consist of ten members consisting of three classes with staggered terms, as further specified in the Voting Agreement (the “Board Restructuring”). In addition, pursuant to the Voting Agreement, (i) Rho Ventures has the right to designate two designees to serve on the Board and the Issuer agreed to cause such designees to be nominated for election at meetings of the stockholders called for the purpose of electing directors (or in connection with any written consent of stockholders in lieu thereof) and (ii) the Existing Stockholders have the right to designate an aggregate of four designees, as specified in the Voting Agreement. The Issuer also agreed in the Voting Agreement to appoint the designees of Rho Ventures and the Existing Stockholders to certain committees of the Board.

Under the Voting Agreement, Rho Ventures and the Existing Stockholders agreed that at any meeting or action by written consent of stockholders at which or pursuant to which directors of the Issuer are to be elected, Rho Ventures and such Existing Stockholders will vote all shares of the Issuer’s capital stock owned by them in favor of the designees of Rho Ventures and the designees of the Existing Stockholders. In addition, Rho Ventures agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 28% of the stock owned by Rho Ventures after the Initial Closing or, if applicable, the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate two of its allotted Board designees, then Rho Ventures must cause one director designated by Rho Ventures to resign from the Board. Rho Ventures also agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 14% of the stock owned by Rho Ventures after the Initial Closing or, if applicable, the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate one of its allotted Board designees, then Rho Ventures must cause each of the directors designated by Rho Ventures to resign from the Board. The Existing Stockholders agreed to similar restrictions with respect their Board designees.

Pursuant to the Voting Agreement, the Existing Stockholders agreed that, at any meeting or action by written consent of stockholders at which or pursuant to which the Stockholder Approval or the Board Restructuring are to be voted upon, the Existing Stockholders will appear and vote (or cause to be voted) all Eligible Vote Shares (as defined in the Voting Agreement) in favor of the Stockholder Approval and the Board Restructuring. In addition, Rho Ventures and the Existing Stockholders are subject to “lock-up” provisions pursuant to which they may not, without the Issuer’s prior written consent, sell, hypothecate, pledge or otherwise transfer any shares of

CUSIP No. 096227103	13D	Page 11 of 16 pages

the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho remains in effect until the one year anniversary of the date of the Initial Closing.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Voting Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

As a result of the arrangements described above, including, but not limited, to the Voting Agreement, the Reporting Persons and the Existing Stockholders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by the Existing Stockholders or the completeness or accuracy of any information contained therein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Additional Disclosure

The Initial Shares reported herein were acquired solely for investment purposes. Rho Ventures does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Rho Ventures reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer, including the Existing Stockholders, regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders. Rho Ventures will continue to evaluate the business and prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expects from time to time to consult with management and other stockholders of the Issuer.

Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 096227103	13D	Page 12 of 16 pages

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Rho Ventures may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 2,786,337 shares of Common Stock, representing approximately 16.6% of the 16,788,031 shares of Common Stock outstanding, based on information provided by the Company.

RMV, as the general partner of Rho Ventures, and Rho Capital, as the general partner of RMV, each may be deemed to have sole power to direct the voting and disposition of the 2,786,337 shares of Common Stock beneficially owned by Rho Ventures, representing approximately 16.6% of the 16,788,031 shares of Common Stock outstanding, based on information provided by the Company.

Joshua Ruch, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 2,786,337 shares of Common Stock beneficially owned by Rho Capital, representing approximately 16.6% of the 16,788,031 shares of Common Stock outstanding, based on information provided by the Company.

Habib Kairouz, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 2,786,337 shares of Common Stock beneficially owned by Rho Capital, representing approximately 16.6% of the 16,788,031 shares of Common Stock outstanding, based on information provided by the Company.

Mark Leschly, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 2,786,337 shares of Common Stock beneficially owned by Rho Capital, representing approximately 16.6% of the 16,788,031 shares of Common Stock outstanding, based on information provided by the Company.

Each of Messrs. Ruch, Kairouz and Leschly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rho Ventures, RMV and Rho Capital.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

CUSIP No. 096227103	13D	Page 13 of 16 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between the Company and the Purchaser identified therein, dated December 21, 2009

Exhibit 3:	Registration Rights Agreement, between the Company and the Investors identified therein, dated December 21, 2009

Exhibit 4:	Amended and Restated Voting Agreement, between the Company and each of the Stockholders identified therein, dated December 21, 2009

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 28th day of December, 2009.

RHO VENTURES VI, L.P.

By:	/S/ JEFFREY I. MARTIN
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS, LLC

By:	/S/ JEFFREY I. MARTIN
Jeffrey I. Martin
Authorized Signer

RMV VI, L.L.C.

By:	/S/ JEFFREY I. MARTIN
Jeffrey I. Martin
Authorized Signer

/S/ JOSHUA RUCH
Joshua Ruch

/S/ HABIB KAIROUZ
Habib Kairouz

/S/ MARK LESCHLY
Mark Leschly

CUSIP No. 096227103	13D	Page 15 of 16 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between the Company and the Purchaser identified therein, dated December 21, 2009

Exhibit 3:	Registration Rights Agreement, between the Company and the Investors identified therein, dated December 21, 2009

Exhibit 4:	Amended and Restated Voting Agreement, between the Company and each of the Stockholders identified therein, dated December 21, 2009

CUSIP No. 096227103	13D	Page 16 of 16 pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: December 28, 2009

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS, LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV VI, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Joshua Ruch
Joshua Ruch

/s/ Habib Kairouz
Habib Kairouz

/s/ Mark Leschly
Mark Leschly

Exhibit 2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 21, 2009, by and between Bluefly, Inc., a Delaware corporation (the “Company”), and Rho Ventures VI, L.P., a Delaware limited partnership (the “Purchaser”).

RECITALS

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B. The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, an aggregate of 8,823,529 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of the Company.

C. Subject to the terms and conditions set forth herein, 2,786,337 shares of Common Stock (the “Initial Shares”) will be issued and sold to the Purchaser on the Initial Closing Date (as defined below) for a purchase price of $1.70 (the “Initial Purchase Price”).

D. Subject to the terms and conditions set forth herein, 6,037,192 shares of Common Stock (the “Remaining Shares”) will be issued and sold to the Purchaser on the Second Closing Date (as defined below) for a purchase price of $1.70 (the “Remaining Purchase Price”)

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against the Company or any of its properties or any officer, director or employee of the Company acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Acquisition Agreement” has the meaning set forth in Section 4.3(d).

“Acquisition Proposal” means any, inquiry, indication of interest, proposal or offer for any transaction or series of related transactions involving (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving the Company, (ii) a sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the assets of the Company, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of the Company; provided, however, that the term “Acquisition Proposal” shall not include the transactions contemplated by this Agreement and the Transaction Documents.

“Adverse Recommendation Change” has the meaning set forth in Section 4.3(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Closing Capitalization Table” has the meaning set forth in Section 2.2(a)(ix).

“Commission” has the meaning set forth in the Recitals.

“Common Stock” has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Counsel” means Dechert LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company Intellectual Property” has the meaning set forth in Section 3.1(x).

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the knowledge of the executive officers of the Company having responsibility for the matter or matters that are the subject of the statement.

“Company Party” has the meaning set forth in Section 4.9(b).

“Company Recommendation” has the meaning set forth in Section 4.2(a).

“Company Stockholder Meeting” has the meaning set forth in Section 4.2(a).

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Contract” has the meaning set forth in Section 3.1(n).

“Control” (including the terms “controls”, “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disclosure Materials” has the meaning set forth in Section 3.1(h).

“DTC” has the meaning set forth in Section 4.1(c).

“Environmental Laws” has the meaning set forth in Section 3.1(l).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Existing Stockholder” means each of Quantum Industrial Partners LDC, a Cayman Islands limited duration company, SFM Domestic Investments LLC, a Delaware limited liability company, Maverick Fund USA, Ltd., a Texas limited partnership, Maverick Fund, L.D.C., a Cayman Islands exempted limited duration company, Maverick Fund II, Ltd., a Cayman Islands exempted company, Prentice Capital Partners, LP, a Delaware limited partnership, Prentice Capital Partners QP, LP, a Delaware limited partnership, Prentice Capital Offshore, Ltd., a Cayman Islands corporation, GPC XL III, LLC, a Delaware limited liability company, PEC I, LLC, a Delaware limited liability company, and S.A.C. Capital Associates, LLC, an Anguillan limited liability company.

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, Lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“Indemnified Person” has the meaning set forth in Section 4.9(c).

“Indemnifying Person” has the meaning set forth in Section 4.9(c).

“Information Statement” has the meaning set forth in Section 4.2(a).

“Initial Closing” has the meaning set forth in Section 2.1(b).

“Initial Closing Date” has the meaning set forth in Section 2.1(b).

“Initial Filing Date” has the meaning set forth in Section 4.2(a).

“Initial Purchase Price” has the meaning set forth in the Recitals.

“Initial Shares” has the meaning set forth in the Recitals.

“Insider” means (i) any Existing Stockholder, (ii) any existing officer or director of the Company, (iii) any Member of the Immediate Family of any Existing Stockholder or (iv) any entity in which any of the Persons described in clause (i), (ii) or (iii) owns any beneficial interest (other than less than one percent of the outstanding shares of capital stock of any corporation whose stock is listed on a Trading Market).

“Intellectual Property” has the meaning set forth in Section 3.1(x).

“Lien” means any lien, charge, claim, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

“Lock Up Agreements” means the lock up agreements dated the date hereof in the form attached hereto as Exhibit D executed and delivered by the current officers and directors of the Company.

“Management Rights Letter” means the management rights letter dated the date hereof and attached hereto as Exhibit E.

“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, business, condition (financial or otherwise) or liabilities (including contingent liabilities), or (iii) any adverse impairment to the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Material Contract” means any contract of the Company that was filed or required to be filed as an exhibit to the SEC Reports pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K, other than any contract which has expired by its terms and does not provide for the continuation of any material obligation on the part of the Company following the date hereof.

“Material Permits” has the meaning set forth in Section 3.1(u).

“Member of the Immediate Family” of a Person means a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, and brother- or sister-in-law of such Person.

“Notes” means, collectively, (i) the Convertible Promissory Note, dated as of July 23, 2008, issued by the Company in favor of Maverick Fund USA Ltd., (ii) the Convertible Promissory Note, dated as of July 23, 2008, issued by the Company in favor of Maverick Fund, L.D.C., (iii) the Convertible Promissory Note, dated as of July 23, 2008, issued by the Company in favor of Maverick Fund II, Ltd., (iv) the Convertible Promissory Note, dated as of July 23, 2008, issued by the Company in favor of Quantum Industrial Partners, LDC and (v) the Convertible Promissory Note, dated as of July 23, 2008, issued by the Company in favor of SFM Domestic Investments, LLC.

“Outside Date” means the third day following the date of this Agreement; provided that if such day is not a Business Day, the first day following such day that is a Business Day.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Press Release” has the meaning set forth in Section 4.8.

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and the Initial Closing Date, shall be the NASDAQ Capital Market.

“Proceeding” means an Action, whether commenced or threatened.

“Proxy Statement” has the meaning set forth in Section 4.2(a).

“Purchaser” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Deliverables” has the meaning set forth in Section 2.2(b).

“Purchaser Party” has the meaning set forth in Section 4.9(a).

“Qualified Bidder” has the meaning set forth in Section 4.3(b).

“Registration Rights Agreement” means the registration rights agreement dated the date hereof and attached hereto as Exhibit B.

“Registration Statement” means a registration statement covering the resale by the Purchaser of the Shares.

“Regulation D” has the meaning set forth in the Recitals.

“Remaining Purchase Price” has the meaning set forth in the Recitals.

“Remaining Shares” has the meaning set forth in the Recitals.

“Representatives” has the meaning set forth in Section 4.3.

“Required Approvals” has the meaning set forth in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Second Closing” has the meaning set forth in Section 2.1(c).

“Second Closing Date” has the meaning set forth in Section 2.1(c).

“Secretary’s Certificate” has the meaning set forth in Section 2.2(a)(iv).

“Securities Act” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“Stockholder Approval Date” has the meaning set forth in Section 4.3(b).

“Stockholder Approval Condition” has the meaning set forth in Section 5.3(a).

“Stockholder Meeting Date” has the meaning set forth in Section 4.2(a).

“Subsequent Determination Notice” has the meaning set forth in Section 4.3(d).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” shall mean any written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to “all or substantially all” for these purposes) made by a third party that the Company’s Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, is fully financed or that has committed financing, is reasonably capable of being consummated, and if consummated would be more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, including, without limitation, the likelihood of consummation.

“Trading Affiliate(s)” has the meaning set forth in Section 3.2(i).

“Trading Day” means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported in the “pink sheets” by Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided , that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Registration Rights Agreement, the Lock Up Agreements, the Management Rights Letter, the Voting Agreement, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means American Stock Transfer and Trust Company, or any successor transfer agent for the Company.

“Voting Agreement” means the amended and restated voting agreement dated the date hereof and attached hereto as Exhibit C.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Shares.

(a) Amount. Subject to the terms and conditions set forth in this Agreement, at the Initial Closing (as defined below) the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Initial Shares. In addition, the Purchaser agrees to purchase at the Second Closing (as defined below), contingent solely upon the satisfaction of the conditions to the Second Closing contained in Section 5.3 of this Agreement, and the Company agrees to sell and issue to the Purchaser at the Second Closing, the Remaining Shares.

(b) Initial Closing. The closing of the purchase and sale of the Initial Shares (the “Initial Closing”) shall be take place at the offices of Company Counsel, 1095 Avenue of the Americas, New York, New York or at such other locations or remotely by facsimile transmission or other electronic means as the parties may mutually agree at 10:00 a.m., Eastern Standard Time, on the date hereof (the “Initial Closing Date”).

(c) Second Closing. The closing of the purchase and sale of the Remaining Shares (the “Second Closing”) shall be take place at the offices of Company Counsel or at such other locations or remotely by facsimile transmission or other electronic means as the parties may mutually agree, no later than three Trading Days following the satisfaction of the Stockholder Approval Condition (the “Second Closing Date”).

2.2 Initial Closing Deliveries.

(a) On or prior to the Initial Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Company Deliverables”):

(i) this Agreement, duly executed by the Company;

(ii) a copy of the Company’s irrevocable instructions to the Transfer Agent, acknowledged by the Transfer Agent, instructing the Transfer Agent to deliver, on an expedited basis, one or more stock certificates, free and clear of all restrictive and other legends (except as provided in Section 4.1(b) hereof), evidencing the Initial Shares subscribed for by Purchaser hereunder, registered in the name of the Purchaser as set forth on the Stock Certificate Questionnaire included as Exhibit A-2 hereto, with the original stock certificates sent to the Purchaser within three (3) Business Days of the Initial Closing;

(iii) a legal opinion of Company Counsel, dated as of the Initial Closing Date, executed by such counsel and addressed to the Purchaser;

(iv) a certificate of the Secretary of the Company (the “Secretary’s Certificate”), dated as of the Initial Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, (b) certifying the current versions of the certificate of incorporation, as amended, and by-laws, as amended, of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company;

(v) the Compliance Certificate referred to in Section 5.1(g);

(vi) a certificate evidencing the formation and good standing of the Company in the State of Delaware issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within two (2) Business Days of the Initial Closing Date;

(vii) a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the States of New York and Ohio, as of a date within three (3) Business Days of the Initial Closing Date;

(viii) a certified copy of the certificate of incorporation, as certified by the Secretary of State of the State of Delaware, as of a date within three (3) Business Days of the Initial Closing Date;

(ix) a true and accurate pro forma capitalization table of the Company in Microsoft Excel format setting forth the aggregate number of shares and type of all authorized, issued and outstanding classes of capital stock, options, warrants and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) as of the Initial Closing Date (the “Closing Capitalization Table”);

(x) a fully executed Registration Rights Agreement;

(xi) a fully executed Voting Agreement;

(xii) fully executed Lock Up Agreements; and

(xiii) the Management Rights Letter, duly executed by the Company.

(b) At the Initial Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Purchaser Deliverables”):

(i) this Agreement, duly executed by the Purchaser;

(ii) the Initial Purchase Price in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to the Purchaser by the Company for such purpose; and

(iii) a fully completed and duly executed Accredited Investor Questionnaire, reasonably satisfactory to the Company, and Stock Certificate Questionnaire in the forms attached hereto as Exhibits A-1 and A-2, respectively.

2.3 Second Closing Deliveries.

(a) On or prior to the Second Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser a copy of the Company’s irrevocable instructions to the Transfer Agent, acknowledged by the Transfer Agent, instructing the Transfer Agent to deliver, on an expedited basis, one or more stock certificates, free and clear of all restrictive and other legends (except as provided in Section 4.1(b) hereof), evidencing the Remaining Shares subscribed for by Purchaser hereunder, registered in the name of the Purchaser as set forth on the Stock Certificate Questionnaire included as Exhibit A-2 hereto, with the original stock certificates sent to the Purchaser within three (3) Business Days of the Second Closing.

(b) At the Second Closing, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i) the Remaining Purchase Price in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to the Purchaser by the Company for such purpose; and

(ii) a fully completed and duly executed Accredited Investor Questionnaire, reasonably satisfactory to the Company, and Stock Certificate Questionnaire in the forms attached hereto as Exhibits A-1 and A-2, respectively, to the extent that the information provided by the Purchaser in any of Exhibits A-1 and A-2 pursuant to Section 2.2(b)(iii) is no longer correct.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and as of the Initial Closing Date (as though made then and as though the Initial Closing Date were substituted for the date of this Agreement, except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to the Purchaser that the following representations and warranties are true and complete, except as set forth in the Schedules delivered herewith. The Schedules shall be arranged in sections corresponding to the lettered subsections contained in this Section 3.1, and the disclosures in any subsection of the schedules shall qualify other subsections in this Section 3.1 to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other subsections.

(a) Subsidiaries. The Company has no direct or indirect Subsidiaries.

(b) Organization and Qualification. The Company is an entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation of any of the provisions of its certificate of incorporation or, in any material respects, its by-laws or other organizational or charter documents. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to have a Material Adverse Effect.

(c) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The Company’s execution and delivery of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. Except as set forth in Schedule 3.1(d) hereto, the execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Shares) do not and will not (i) conflict with or violate any provisions of the Company’s certificate of incorporation, by-laws or otherwise result in a violation of the organizational documents of the Company, (ii) conflict with, result in any breach of any provision of, or constitute a default (or an event that with notice or lapse of time or both would result in a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchaser herein, of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company is bound or affected, except in the case of clauses (ii) and (iii) such as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Filings, Consents and Approvals. Except as set forth in Schedule 3.1(e) hereto, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including, without limitation, the issuance of the Shares), other than (i) the filing with the Commission of one or more Registration Statements, (ii) filings required by applicable state securities laws, (iii) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filing of any requisite notices and/or application(s) to the Principal Trading Market for the issuance and sale of the Common Stock and the listing of the Common Stock for trading or quotation, as the case may be, thereon in the time and manner required thereby, (v) the filings required in accordance with Section 4.8 of this Agreement, (vi) the satisfaction of the Stockholder Approval Condition for the Second Closing, and (vii) those that have been made or obtained prior to the date of this Agreement (collectively, the “Required Approvals”).

(f) Issuance of the Shares. The Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

(g) Capitalization. The aggregate number of shares and type of all authorized, issued and outstanding classes of capital stock, options, warrants and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) as of the Initial Closing Date, is as set forth in the Closing Capitalization Table delivered pursuant to Section 2.2(a)(ix). All issued and outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance in all material respects with all applicable federal and state securities laws and none of such outstanding securities were issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of the Company. The Closing Capitalization Table delivered pursuant to Section 2.2(a)(ix) is true and accurate as of the Initial Closing Date. Except as disclosed in the Closing

Capitalization Table delivered pursuant to Section 2.2(a)(ix), as of the Closing Date, the Company did not have outstanding any other options, warrants, securities convertible into Common Stock, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or entered into any agreement giving any Person any right to subscribe for or acquire, any shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. Except as set forth in the Closing Capitalization Table delivered pursuant to Section 2.2(a)(ix), and except for customary adjustments as a result of stock dividends, stock splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events, there are no preemptive rights, antidilution or price adjustment provisions contained in any security issued and outstanding by the Company (or in any agreement providing rights to security holders) and the issuance and sale or the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities. Except as set forth in the Closing Capitalization Table delivered pursuant to Section 2.2(a)(ix), and except for the Registration Rights Agreement and the Voting Agreement, (A) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act, (B) there are no agreements or arrangements pursuant to which any Person has any co-sale rights, subscription rights, rights of first refusal, rights of first offer, tag along rights, or drag along rights, and (C) there are no agreements or arrangements relating to the voting of securities of the Company, nor are there any other similar rights relating to the, registration, transfer, sale or voting of the securities of the Company. To the Company’s Knowledge, except as disclosed in the SEC Reports and any Schedules 13D or 13G filed with the SEC pursuant to Rule 13d-1 of the Exchange Act by reporting persons or in Schedule 3.1(g) hereto, as of the date hereof no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Company, beneficial ownership of in excess of 5% of the outstanding Common Stock.

(h) SEC Reports; Disclosure Materials. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension and has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof. Such reports required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, together with any materials filed or furnished by the Company under the Exchange Act, whether or not any such reports were required being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”. As of their respective dates (or, if amended or superseded by a filing prior to the Initial Closing Date, then on the date of such filing), the SEC Reports filed by the Company complied in all material respects with the requirements of the Securities Act and the Exchange Act (as applicable) and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed (or, if amended or superseded by a filing prior to the Initial Closing Date, then on the date of such filing) by the Company, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All material agreements to which the Company is a party or to which the property or assets of the Company are subject are included as part of or identified in the SEC Reports, to the extent such agreements are required to be included or identified pursuant to the rules and regulations of the Commission.

(i) Financial Statements. The financial statements of the Company included in the SEC Reports comply (or, to the extent corrected by a subsequent restatement that is filed with the Commission prior to the date hereof, as corrected do comply) in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

(j) Tax Matters. The Company (i) has prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such tax, assessment, charge or return would not reasonably be expected to have a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction and the officers of the Company know of no basis for any such claim.

(k) Material Changes; Undisclosed Events, Liabilities or Developments; Solvency. Since the date of the latest financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports or as set forth in Schedule 3.1(k) hereto, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and (ii) there has not been any material change or amendment to, or any waiver of any material right by the Company under, any Material Contract, (iii) all Material Contracts are in full force and effect except those that have expired by their terms or as otherwise set forth in the SEC Reports and, to the Company’s Knowledge, no party to any Material Contract is in breach thereof in any material respect, (iv) the Company’s business has been operated in the ordinary course, (v) the Company has not incurred any material liabilities other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (vi) the Company has not altered its method of accounting or changed its auditors, except as disclosed in its SEC Reports, (vii) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (viii) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock-based plans. The Company has not taken any steps to seek protection pursuant to any bankruptcy law and, to the Company’s Knowledge, none of its creditors intends to initiate involuntary bankruptcy proceedings and there does not exist any fact which would reasonably lead a creditor to do so. Based on the financial condition of the Company as of the Initial Closing, after giving effect to transactions contemplated hereby to occur at the Initial Closing, the Company reasonably expects to have sufficient cash on hand to pay all of its currently foreseeable expenses for the next twelve months.

(l) Environmental Matters. To the Company’s Knowledge, the Company (i) is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii) does not own or operate any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iv) is not subject to any claim relating to any Environmental Laws; which, in the case of any of the matters described in clauses (i) – (iv), has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company’s Knowledge, there is no pending or threatened investigation that might lead to such a claim.

(m) Litigation. There is no Action (and in the case of any inquiry or investigation, to the Company’s Knowledge) before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, and no such Action is currently threatened that could reasonably be expected to lead to the commencement of an Action. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(n) Contracts. Schedule 3.1(n) lists the following contracts, agreements, commitments or binding understanding, whether oral or written (collectively, the “Contracts”), to which the Company is a party or subject or by which it is bound: (i) each employment related Contract, (ii) each Contract (A) with any Insider or (B) between or among any Insiders relating in any way to the Company; and (iii) each Material Contract.

(o) Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would reasonably be expected to have a Material Adverse Effect. The Company is in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p) Employee Relations. The Company is not a party to any collective bargaining agreement. The Company believes that its relations with its employees are as disclosed in the SEC Reports. Except as disclosed in the SEC Reports, no current executive officer of the Company has notified the Company that such officer intends to leave the Company or otherwise terminate such officer’s employment with the Company. To the Company’s Knowledge, no executive officer of the Company is in violation of any material term of any employment Contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters.

(q) Labor Matters. The Company is in compliance in all material respects with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(r) Minute Books. The minute books of the Company for the period from 2001 to present, all of which have been made available to the Purchaser, are complete and correct. The minute books of the Company contain, in all material respects, accurate records of all meetings held and actions taken by the Board of Directors and committees of the Board of Directors of the Company during such period, and no meeting of the Board of Directors or committees has been held for which minutes are not contained in such minute books, other than meetings held within the last sixty (60) days for which minutes have not yet been prepared and/or approved by the Board of Directors or applicable committee.

(s) Affiliate Transactions. Except as disclosed in the SEC Reports, no Insider has any agreement, contract, commitment or binding understanding, whether oral or written, with the Company (other than the employment agreements filed with the Commission), any loan to or from the Company or any interest in any assets (whether real, personal or mixed, tangible or intangible) used in or pertaining to the business of the Company (other than ownership of capital stock of the Company). To the Company’s Knowledge, except as set forth in the SEC Reports, no director or officer has any direct or indirect interest in any supplier of the Company or in any Person from whom or to whom the Company leases any property, or in any other Person with whom the Company otherwise transacts business of any nature, other than transactions entered into in the ordinary course of business on the Company’s web site.

(t) Compliance. The Company (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received written notice of a claim that it is in default under or that it is in violation of, any Material Contract (whether or not such default or violation has been waived), (ii) is not in violation of any order of which the Company has been made aware in writing of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets, or (iii) is not in violation of, or in receipt of written notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) Regulatory Permits. The Company possesses or has applied for all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as currently conducted and as described in the SEC Reports, except where the failure to possess such permits, individually or in the aggregate, has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (“Material Permits”), and (i) the Company has not received any notice in writing of proceedings relating to the revocation or material adverse modification of any such Material Permits and (ii) to the Company’s Knowledge, there do not exist any facts or circumstances that would give rise to the revocation or material adverse modification of any Material Permits.

(v) Title to Assets. The Company does not own any real property. The Company has good and marketable title to all tangible personal property owned by it which is material to the business of the Company, taken as a whole, free and clear of all Liens except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

(w) Insurance. The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and locations in which the Company is engaged.

(x) Patents and Trademarks. The Company owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of its business as now conducted, as described in the SEC Reports (the “Company Intellectual Property”). Except as set forth in the SEC Reports, (a) to the Company’s Knowledge, there are no rights of third parties to any such Company Intellectual Property that is owned by the Company; (b) to the Company’s Knowledge, there is no pending or threatened Action by others challenging the Company’s rights in or to any such Company Intellectual Property that could reasonably be expected to have a Material Adverse Effect; and (c) to the Company’s Knowledge, there is no pending or threatened Action by others that the Company infringes or otherwise violates any Intellectual Property of others that could reasonably be expected to have a Material Adverse Effect.

(y) Internal Accounting Controls; Disclosure Controls. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the Audit Committee of the Board of Directors of the Company (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (B) any fraud known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(z) Form S-3 Eligibility. As of the date hereof, the Company is eligible to register the Shares for resale by the Purchaser using Form S-3 promulgated under the Securities Act.

(aa) Sarbanes-Oxley. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(bb) Foreign Corrupt Practices. Neither the Company nor, to the Company’s Knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated or is in violation in any material respect of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its SEC Filings and is not so disclosed or that otherwise would reasonably be expected to have a Material Adverse Effect.

(dd) Indebtedness. Except as disclosed in the SEC Reports or as incurred pursuant to transactions entered into in the ordinary course of business since September 30, 2009, the Company (i) does not have any outstanding Indebtedness, and (ii) is not in violation of any term of or is in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

(ee) Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement and the Transaction Documents, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(ff) Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement and the accuracy of the information disclosed in the Accredited Investor Questionnaires, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under the Transaction Documents.

(gg) Registration Rights. Other than as set forth in the SEC Reports and the Transaction Documents, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(hh) No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, neither the Company nor, to the Company’s Knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

(ii) Listing and Maintenance Requirements. The Company’s Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the twelve months preceding the date hereof, received written notice from any Trading Market on which the Common Stock is listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance in all material respects with the listing and maintenance requirements for continued trading of the Common Stock on the Principal Trading Market.

(jj) Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s charter documents or the laws of the State of Delaware that is applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including, without limitation, as a result of the Company’s issuance of the Shares and the Purchaser’s ownership of the Shares.

(kk) Disclosure. To the Company’s Knowledge, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations, financial conditions or prospects, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the Company’s reports filed under the Exchange Act are being incorporated into an effective registration statement filed by the Company under the Securities Act), except for the announcement of this Agreement and related transactions contemplated hereby and as may be disclosed on the Current Report on Form 8-K filed pursuant to Section 4.8. The Company acknowledges and agrees that the Purchaser has not made any representations or warranties with respect to the transactions contemplated hereby other than those set forth in the Transaction Documents.

(ll) No General Solicitation. The Company did not offer the Shares as a general solicitation in the form of an advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof to the Company as follows:

(a) Organization; Authority. The Purchaser is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware with the requisite partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Purchaser of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary partnership action on the part of the Purchaser, and no further partnership action is required by the Purchaser or its General Partner Board in connection therewith. This Agreement and the other Transaction Documents to which Purchaser is a party have been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof and thereof, each will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the formation documents of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c) Filings, Consents and Approvals. The Purchaser is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Purchaser of the Transaction Documents.

(d) Investment Intent. The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of the Shares pursuant to an effective Registration Statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser is acquiring the Shares hereunder in the ordinary course of its business. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(e) Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(f) General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(g) Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(h) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company’s representations and warranties contained in the Transaction Documents. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares. The Purchaser acknowledges and agrees that the Company has not made any representations or warranties with respect to the transactions contemplated hereby other than those set forth in the Transaction Documents.

(i) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that the Purchaser was first contacted by the Company or any other Person regarding the transactions contemplated hereby, neither the Purchaser nor any Affiliate of the Purchaser which (i) had knowledge of the transactions contemplated hereby, (ii) has or shares discretion relating to the Purchaser’s investments or trading or information concerning the Purchaser’s investments, including in respect of the Shares, and (iii) is subject to the Purchaser’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”), has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser or Trading Affiliate, effected or agreed to effect any purchases or sales of the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities).

(j) Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser. The Purchaser shall indemnify, pay, and hold the Company harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(k) Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase Shares pursuant to the Transaction Documents. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(l) Reliance on Exemptions. The Purchaser understands that the Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(m) No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(n) Office. The Purchaser’s office in which its investment decision with respect to the Shares was made is located at 152 West 57th Street, 23rd Floor, New York, New York 10019.

(o) Adequate Funds. The Purchaser has sufficient funds available to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Compliance with Laws. Notwithstanding any other provision of this Article IV, the Purchaser covenants that the Shares may be disposed of only pursuant to an effective Registration Statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state, federal or foreign securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective Registration Statement or (ii) to the Company, the Company may require the transferor thereof to provide to the Company and the Transfer Agent, at the transferor’s expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Company and the Transfer Agent, the form and substance of which opinion shall be reasonably satisfactory to the Company and the Transfer Agent, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer (other than pursuant to clauses (i) or (ii) of the preceding sentence), any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of the Purchaser under this Agreement with respect to such transferred Shares to the extent explicitly set forth in the Transaction Documents. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its Transfer Agent, without any such legal opinion, except to the extent that the Transfer Agent requests such legal opinion, any transfer of Shares by the Purchaser to an Affiliate of the Purchaser, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Shares.

(b) Legends. Certificates evidencing the Shares shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form, until such time as they are not required under Section 4.1(c) or applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT

BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE OFFER AND SALE OF THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT, IN WHICH CASE THE COMPANY IS ENTITLED TO REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT TO THE EFFECT THAT SUCH SECURITIES CAN BE SOLD OR TRANSFERRED PURSUANT TO RULE 144 UNDER THE 1933 ACT. NO REPRESENTATION IS MADE BY THE ISSUER AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE SECURITIES.

(c) Removal of Legends. The restrictive legend set forth in Section 4.1(b) above shall be removed and the Transfer Agent or the Company, as the case may be, shall issue a certificate without such restrictive legend or any other restrictive legend to the holder of the applicable Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at the Depository Trust Company (“DTC”), if (i) such Shares are registered for resale under the Securities Act (provided that, if the Purchaser is selling pursuant to the effective Registration Statement registering the Shares for resale, the Purchaser agrees to only sell such Shares during such time that such Registration Statement is effective and not withdrawn or suspended, and only as permitted by such Registration Statement), (ii) such Shares are sold or transferred pursuant to Rule 144, (iii) such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions, or (iv) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the Commission). Certificates for Shares subject to legend removal hereunder may be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with DTC as directed by the Purchaser. Following the effective date that the Registration Statement is first declared effective by the Commission, and provided the Registration Statement referred to in clause (i) above is then in effect, or at such earlier time as a legend is no longer required for certain Shares, the Company will no later than three Trading Days following the delivery by the Purchaser to the Company or the Transfer Agent (if delivery is made to the Transfer Agent a copy shall be contemporaneously delivered to the Company) of (i) a legended certificate representing such Shares (and, in the case of a requested transfer, endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect transfer), and (ii) an opinion of counsel to the extent required by Section 4.1, deliver or cause to be delivered to the Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section, provided however that, notwithstanding anything to the contrary contained herein, if for any reason the Registration Statement ceases to be available for any period of time for the resale of the Shares, the Company may instruct the Transfer Agent not to permit transfers of the Shares, except for transfers otherwise made in accordance with the provisions of this Section 4.1.

(d) Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. Except as otherwise provided below, while any Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in such Registration Statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available. The Purchaser agrees that if it is notified by the Company in writing at any time that the Registration Statement registering the resale of the Shares is not effective or that the prospectus included in such Registration Statement no longer complies with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until such time as the Purchaser is notified by the Company that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless the Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. Both the Company and its Transfer Agent, and their respective directors, officers, employees and agents, may rely on this Section 4.1(d).

4.2 Stockholder Meeting.

(a) The Company shall, as soon as reasonably practicable following the execution of this Agreement, duly call, give notice of, convene, and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of satisfying the Stockholder Approval Condition. The Company shall, as soon as practicable following the execution of this Agreement (but in no event later than the thirtieth (30th) day following the Initial Closing Date) (the “Initial Filing Date”), prepare and file with the Commission a preliminary information statement or proxy statement relating to the Stockholder Approval Condition and will use its reasonable best efforts to respond to any comments of the Commission and to cause the definitive information statement or proxy statement relating to the Company Approval Condition (the “Information Statement” and the “Proxy Statement”, respectively) to be mailed to the Company’s stockholders as promptly as reasonably practicable after responding to all such comments to the satisfaction of the SEC. The Company shall satisfy the Stockholder Approval Condition, as soon as practicable, but in any event, within forty-five (45) days after the Initial Filing Date (the “Stockholder Meeting Date”), provided that if the Company receives comments from the Commission on the Proxy Statement or Information Statement (as applicable), the Stockholder Meeting Date shall be extended by an additional thirty (30) days or such longer period of time as is reasonably necessary to resolve such comments. The Company shall, through its Board of Directors, recommend to its stockholders that the Stockholder Approval Condition be satisfied by stockholders of the Company entitled to vote at the Company Stockholder Meeting (the “Company Recommendation”). Subject to Section 4.3(c), the Company’s obligations pursuant to this Section 4.2 shall not be affected by (i) the commencement, public proposal, public disclosure, or communication to the Company of any Acquisition Proposal or (ii) an Adverse Recommendation Change.

(b) The Company will notify the Purchaser promptly of the receipt of any comments from the Commission and of any request by the Commission for amendments or supplements to the Proxy Statement or Information Statement (as applicable) or for additional information, and will supply the Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Commission, on the other hand, with respect to the Proxy Statement or Information Statement (as applicable). If at any time prior to the Company Stockholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement or Information Statement (as

applicable), the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement or Information Statement, or any amendment or supplement thereto, to which the Purchaser reasonably objects after being afforded the opportunity to review the same. The Purchaser shall cooperate with the Company in the preparation of the Proxy Statement or Information Statement (as applicable) and in responding to comments of the Commission, and the Purchaser shall promptly notify the Company if any information supplied by it for inclusion in the Proxy Statement or Information Statement (as applicable) shall have become false or misleading, and shall cooperate with the Company in disseminating the Proxy Statement or Information Statement (as applicable), as so amended or supplemented, to correct any such false or misleading information.

4.3 No Solicitation.

(a) Except as authorized or permitted in this Section 4.3, the Company agrees that it shall not, and that it shall cause its and its directors, officers, Existing Stockholders, employees and agents (the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish any non-public information to any Person (other than the Purchaser) in connection with an Acquisition Proposal, (iii) enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.3(b)), or (iv) approve or recommend an Acquisition Proposal.

(b) Notwithstanding Section 4.3(a), after the Initial Closing Date and prior to the date on which the Stockholder Approval Condition is satisfied (the “Stockholder Approval Date”), if the Company or its Representatives receive an unsolicited bona fide written Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal and the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that failure to do so would result in a breach of its fiduciary obligations under applicable law, the Company may take the following actions: (i) furnish information to the third party making such Acquisition Proposal (a “Qualified Bidder”), provided the Company receives from the Qualified Bidder an executed confidentiality agreement (the terms of which are no less favorable to the Company than those contained in the confidentiality agreement between the Company and Purchaser), and (ii) engage in discussions or negotiations with the Qualified Bidder and its Representatives with respect to the Acquisition Proposal.

(c) Except as otherwise provided in Section 4.3(d), neither the Company’s Board of Directors nor any committee thereof may withdraw or change in a manner adverse to the Purchaser the Company Recommendation or propose publicly to approve, adopt or recommend any Acquisition Proposal (an “Adverse Recommendation Change”).

(d) Notwithstanding Section 4.3(c), at any time after the Initial Closing date and prior to the Stockholder Approval Date, the Company’s Board of Directors may in response to a Superior Proposal that did not result from a breach by the Company of this Section 4.3, (i) effect an Adverse Recommendation Change, and/or (ii) enter into a definitive agreement with respect to such Superior Proposal (an “Acquisition Agreement”) if the Company’s Board of Directors determines in good faith, after consultation with the

Company’s outside legal counsel and financial advisors, that failure to do so would result in a breach of its fiduciary obligations under applicable law; provided, however, that such actions may only be taken at a time that is (A) after the fifth (5th) Business Day following the Purchaser’s receipt of written notice from the Company that the Company’s Board of Directors is prepared to take such action (the “Subsequent Determination Notice”), which notice will specify the material terms of the applicable Acquisition Proposal and identify the Person making such Superior Proposal (it being understood and agreed that any material amendment to such Superior Proposal, including the financial terms of such Superior Proposal, shall require the delivery of a new Subsequent Determination Notice and the commencement of a new five (5) Business-Day period), and (B) at the end of such period, the Company’s Board of Directors determines in good faith, after taking into account all amendments or revisions irrevocably committed to by the Purchaser and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal remains a Superior Proposal. During any such five (5) Business-Day period, the Purchaser shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal, and the Company shall give the Purchaser the opportunity to meet and negotiate with the Company and its Representatives.

(e) Any Adverse Recommendation Change shall not change the approval of this Agreement or any other related approval of the Company’s Board of Directors, nor shall any Adverse Recommendation Change have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby.

(f) From and after the execution of this Agreement, the Company shall notify the Purchaser promptly (but in any event within one (1) Business Day) of the receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to an Acquisition Proposal (including a summary of the material terms and conditions thereof).

4.4 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares may result in dilution of the outstanding shares of Common Stock. The Company further acknowledges that its obligations under the Transaction Documents, including without limitation its obligation to issue the Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against the Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.5 Furnishing of Information. In order to enable the Purchaser to sell the Shares under Rule 144 of the Securities Act, the Company shall use its commercially reasonable efforts to maintain the registration of the Shares under Section 12(b) of the Exchange Act for as long as the Company is required to under applicable law and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act for as long as the Company is subject to the reporting requirements of the Exchange Act.

4.6 Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Shares as required under Regulation D. The Company, on or before the Initial Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Shares for sale to the Purchaser at the Initial Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Shares required under applicable securities or “Blue Sky” laws of the states of the United States following the Initial Closing Date.

4.7 No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.8 Securities Laws Disclosure; Publicity. By 9:00 a.m., New York City time, on the Trading Day immediately following the execution of this Agreement, the Company shall issue a press release (“Press Release”) disclosing all material terms of the transactions contemplated hereby. On or before 9:00 a.m., Eastern Standard Time, on or before the fourth Trading Day immediately following the execution of this Agreement, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the material Transaction Documents (including, without limitation, this Agreement)). The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in this Section 4.8, the Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), provided however that the Confidentiality Agreement between the Purchaser and the Company shall continue in full force and effect in accordance with the terms thereof.

4.9 Indemnification.

(a) Indemnification of the Purchaser. The Company will indemnify and hold the Purchaser and its directors, officers, stockholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that the Purchaser Party may suffer or incur arising from or relating to any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents. The Company will not be liable to any Purchaser Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser Party in this Agreement or in the other Transaction Documents.

(b) The Purchaser will indemnify and hold the Company and its directors, officers, stockholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, a “Company Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’

fees and costs of investigation that the Company Party may suffer arising from or relating to (i) any of the representations and warranties made by the Purchaser in this agreement or (ii) any failure by the Purchaser to comply with the covenants and agreements contained in Section 4.1 hereof respecting transfers of the Shares.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 4.9(a) or (b), such Indemnified Person shall promptly notify the Company or the Purchaser, as applicable (the “Indemnifying Person”), in writing and the Indemnifying Person shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however , that the failure of any Indemnified Person to so notify the Indemnifying Person shall not relieve the Indemnifying Person of its obligations hereunder except to the extent that the Indemnifying Person is actually and materially and adversely prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Indemnifying Person shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to the Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to the Indemnified Person, there exists or shall exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Person and the Indemnifying Person. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned unless the Indemnifying Person fails to defend any proceeding or fails to promptly respond to a settlement offer. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Indemnifying Person shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

4.10 Listing of Common Stock. To the extent required by the Principal Trading Market, the Company shall prepare and file with the Principal Trading Market an additional shares listing application covering all of the Shares in the time and manner required by the Principal Trading Market.

4.11 Use of Proceeds. The Company intends to use the net proceeds from the sale of the Shares hereunder for ordinary working capital purposes.

4.12 Short Sales After The Date Hereof. The Purchaser will not use any of the restricted Shares acquired pursuant to this Agreement to cover any Short Sales in the Common Stock of the Company if doing so would be in violation of applicable securities laws in the holding and sale of the Shares.

4.13 Inspection Rights. The Purchaser agrees that it and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which the Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to the Purchaser pursuant to this Agreement granted hereunder, unless such information is known to the public through no fault of the Purchaser or his or its employees or representatives; provided, however, that the Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of the Purchaser in connection with the Purchaser’s investment in the Company, (ii) to any prospective permitted transferee of the Shares, so long as the prospective transferee agrees in writing to be bound by the provisions of this Section 4.13, or (iii) to any general partner or affiliate of the Purchaser.

4.14 Election of the Purchaser’s Board Nominees. Each of the Purchaser’s two nominees for election to the Company’s Board of Directors pursuant to the Voting Agreement shall be elected to the Company’s Board of Directors after the Initial Closing Date. One such nominee shall be elected to the Company’s Board of Directors immediately after the Initial Closing Date and the other such nominee shall be elected to the Company’s Board of Directors in January 2010.

ARTICLE V

CONDITIONS PRECEDENT TO INITIAL CLOSING AND SECOND CLOSING

5.1 Conditions Precedent to the Obligations of the Purchaser at the Initial Closing. The obligation of the Purchaser to purchase the Shares at the Initial Closing is subject to the fulfillment, on or prior to the Initial Closing Date, of each of the following conditions, any of which may be waived by the Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date.

(b) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Initial Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) Consents. The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Shares at the Initial Closing, all of which shall be and remain so long as necessary in full force and effect.

(e) No Suspensions of Trading in Common Stock; Listing. The Common Stock (i) shall be designated for quotation or listed on the Principal Trading Market and (ii) shall not have been suspended, as of the Initial Closing Date, by the Commission or the Principal Trading Market from trading on the Principal Trading Market nor shall suspension by the Commission or the Principal Trading Market have been threatened, as of the Initial Closing Date, either (A) in writing by the Commission or the Principal Trading Market or (B) by falling below the minimum listing maintenance requirements of the Principal Trading Market.

(f) Company Deliverables. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

(g) Compliance Certificate. The Company shall have delivered to the Purchaser a certificate, dated as of the Initial Closing Date and signed by its Chief Executive Officer or its Chief Financial Officer, certifying to the fulfillment of the conditions specified in Sections 5.1(a) and 5.1(b).

(h) Conversion of Notes. The Notes shall have been converted into shares of Common Stock pursuant to their respective terms; provided, however, that the interest due and payable on the Notes shall be paid by the Company in cash.

(i) Registration Rights, Lock Up Agreements, Management Rights Letter and Voting Agreement. The Registration Rights Agreement, Lock Up Agreements, Management Rights Letter and Voting Agreement shall have been executed and delivered by the parties thereto other than the Purchaser.

(j) Company Board Approval. The Company’s Board of Directors shall have approved the transactions contemplated in this Agreement and the Transaction Documents such that the Purchaser is not subject to the restrictions of an “interested stockholder” as such term is defined in Section 203 of the Delaware General Corporation Law.

(k) Termination. This Agreement shall not have been terminated as to the Purchaser in accordance with Section 6.16 herein.

5.2 Conditions Precedent to the Obligations of the Company at the Initial Closing. The Company’s obligation to sell and issue the Shares at the Initial Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Initial Closing Date of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties made by the Purchaser in Section 3.2 hereof shall be true and correct in all material respects as of the date when made, and as of the Initial Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) Performance. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Purchaser at or prior to the Initial Closing Date.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) Consents. The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Shares, all of which shall be and remain so long as necessary in full force and effect.

(e) Purchaser Deliverables. The Purchaser shall have delivered its Purchaser Deliverables in accordance with Section 2.2(b).

(f) Termination. This Agreement shall not have been terminated as to the Purchaser in accordance with Section 6.16 herein.

5.3 Conditions to the Second Closing. The obligations of the Purchaser to accept delivery of and to make payments for, and the Company’s obligation to sell and issue, the Remaining Shares are subject to the fulfillment of the following conditions:

(a) Stockholder Approval Condition. The Company’s receipt and effectiveness of stockholder approval (the “Stockholder Approval Condition”) for (i) the issuance of the Remaining Shares, (ii) the purchase by the Purchaser or another new investor of shares of Common Stock from certain current stockholders of the Company, as may be required pursuant to the rules and regulations of the Nasdaq Capital Market, the Commission or otherwise, if the Company (a) receives written notice of the material terms thereof and the identity of the purchaser at least ten (10) days prior to the filing of the Proxy Statement or Information Statement (as applicable) and (b) agrees to the terms and the purchaser identified in such notice, (iii) of the issuance of any warrants pursuant to Section 2.2.3 of the Registration Rights Agreement, and (iv) the amendment to the Company’s certificate of incorporation to classify its Board of Directors.

(b) Board Restructuring. The restructuring of the Company’s Board of Directors shall be completed pursuant to the terms of the Voting Agreement simultaneously with the Second Closing.

Upon the satisfaction of the foregoing conditions, the Company will issue to the Purchaser the Remaining Shares and the Purchaser shall deliver, or cause to be delivered, to the Company, in accordance with the terms of this Agreement, the Remaining Purchase Price in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to the Purchaser by the Company for such purpose.

ARTICLE VI

MISCELLANEOUS

6.1 Fees and Expenses. At the Initial Closing, the Company shall reimburse the Purchaser for its reasonable legal fees in the amount of up to $100,000 in connection with the transactions contemplated by this Agreement and the Transaction Documents; provided, however, that the Purchaser provides the Company with a reasonably detailed invoice for such services. Other than the Purchaser’s legal fees provided above, the Company and the Purchaser shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Shares to the Purchaser.

6.2 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Initial Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 5:00 p.m., Eastern Standard Time, on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:00 p.m., Eastern Standard Time, on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service with next day delivery specified, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Bluefly, Inc.
42 West 39th Street
New York, New York 10018
Telephone No.: (212) 944-8000
Facsimile No.: (212) 354-3400
Attention: Chief Financial Officer

With a copy to (which shall not constitute notice):

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 698 3500
Facsimile No.: (212 698 3599
Attention: Richard A. Goldberg, Esq.

If to the Purchaser:	Rho Ventures VI, L.P.
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, New York 10019
Telephone No.: (212) 751-6677
Facsimile No.: (212.751.3613
Attention: Jeffrey I. Martin, Esq.

With a copy to (which shall not constitute notice):

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York
Telephone No.: (212) 813-8800
Facsimile No.: (212) 355-3333
Attention: Stephen M. Davis, Esq.

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

6.4 Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

6.5 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

6.6 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. Except as otherwise provided in the Transaction Documents, neither this Agreement, nor any rights or obligations hereunder or under any of the other Transaction Documents, may be assigned by the Company or the Purchaser without the prior written consent of the other party.

6.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and, except as set forth in Section 4.1(d) hereof, is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

6.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the applicable courts located in the State of New York. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the applicable courts located in the County of New York, State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such courts located in the County of New York, State of New York, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Survival. Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the Second Closing and the delivery of the Remaining Shares.

6.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

6.11 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.12 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

6.13 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

6.14 Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.15 Adjustments in Common Stock Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Initial Closing, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

6.16 Termination. This Agreement may be terminated and the sale and purchase of the Shares abandoned at any time prior to the Initial Closing by either the Company or the Purchaser upon written notice to the other, if the Initial Closing has not been consummated on or prior to 5:00 p.m., Eastern Standard Time, on the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.16 shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Initial Closing to occur on or before such time. In addition, after the Initial Closing date, either party may terminate the parties’ obligation to effect the Second Closing upon two (2) Business Days prior written notice to the other party hereto if, the Stockholder Approval Condition is not satisfied on or before April 30, 2010. The Purchaser shall have the right to terminate this Agreement upon two (2) Business Days prior written notice to the Company subsequent to an Adverse Recommendation Change. Nothing in this Section 6.16 shall be deemed to release any party from any liability for any intentional breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents. Upon a termination in accordance with this Section, the Company and the Purchaser shall not have any further obligation or liability (including arising from such termination) to the other.

6.17 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.18 Limitation of Liability. Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that the liability of the Purchaser arising directly or indirectly under any of the Transaction Documents of any and every nature whatsoever shall be satisfied solely out of the assets of the Purchaser, and that no trustee, officer, other investment vehicle or any other affiliate of the Purchaser or any investor, shareholder or holder of shares of beneficial interest of the Purchaser shall be personally liable for any liabilities of the Purchaser.

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BLUEFLY, INC.

By:	/s/ Kara B. Jenny
Name:	Kara B. Jenny
Title:	Chief Financial Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE OF THE PURCHASER FOLLOWS]

RHO VENTURES VI, L.P.

By:	RMV VI, L.L.C.,
its General Partner

By:	Rho Capital Partners LLC,
its Managing Member

By:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member

Tax ID No.:

Delivery Instructions:

(if different than address for notice set forth in Section 6.3 above)

c/o

Street:

City/State/Zip:

Attention:

Telephone No.:

EXHIBITS

A-1:	Accredited Investor Questionnaire
A-2:	Stock Certificate Questionnaire
B:	Registration Rights Agreement
C:	Voting Agreement
D:	Lock Up Agreements
E:	Management Rights Letter

SCHEDULES

3.1(d)	No Conflicts
3.1(e)	Filings; Consents and Approvals
3.1(g):	Capitalization
3.1(k)	Material Changes; Undisclosed Events, Liabilities or Developments; Solvency
3.1(n):	Contracts

EXHIBIT A-1

ACCREDITED INVESTOR QUESTIONNAIRE

(ALL INFORMATION WILL BE TREATED CONFIDENTIALLY)

To: Bluefly, Inc.

This Investor Questionnaire (“Questionnaire”) must be completed by each potential investor in connection with the offer and sale of shares of common stock, par value $0.01 per share (the “Securities”), of Bluefly, Inc., a Delaware corporation (the “Corporation”). The Securities are being offered and sold by the Corporation without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on the exemptions contained in Section 4(2) of the Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Corporation must determine that a potential investor meets certain suitability requirements before offering or selling Securities to such investor. The purpose of this Questionnaire is to assure the Corporation that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. Your answers will be kept strictly confidential. However, by signing this Questionnaire, you will be authorizing the Corporation to provide a completed copy of this Questionnaire to such parties as the Corporation deems appropriate in order to ensure that the offer and sale of the Securities will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the Securities. All potential investors must answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.	BACKGROUND INFORMATION

Name of Beneficial Owner of the Securities:

Business Address:

(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: ( )

If a corporation, partnership, limited liability company, trust or other entity:

Type of entity:

State of formation:	Approximate Date of formation:

Were you formed for the purpose of investing in the securities being offered?

Yes              No

If an individual:

Residence Address:

(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: (    )

Age:	Citizenship:	Where registered to vote:

Set forth in the space provided below the state(s), if any, in the United States in which you maintained your residence during the past two years and the dates during which you resided in each state:

Are you a director or executive officer of the Corporation?

Yes              No

Social Security or Taxpayer Identification No.

PART B.     ACCREDITED INVESTOR QUESTIONNAIRE

In order for the Company to offer and sell the Securities in conformance with state and federal securities laws, the following information must be obtained regarding your investor status. Please initial each category applicable to you as a Purchaser of Securities of the Company.

(1)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

(2)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

(3)	An insurance company as defined in Section 2(13) of the Securities Act;

(4)	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

(5)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(6)	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(7)	An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(8)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(9)	An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

(10)	A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

(11)	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

(12)	A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person’s spouse in excess of $300,000, in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

(13)	An executive officer or director of the Company;

(14)	An entity in which all of the equity owners qualify under any of the above subparagraphs. If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies.

A. FOR EXECUTION BY AN INDIVIDUAL:

By

Date

Print Name:

B. FOR EXECUTION BY AN ENTITY:

Entity Name:

By
Date
Print Name:
Title:

C. ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

Entity Name:
By
Date
Print Name:
Title:

Entity Name:
By
Date
Print Name:
Title:

EXHIBIT A-2

Stock Certificate Questionnaire

Pursuant to Section 2.2(b) of the Agreement, please provide us with the following information:

1.	The exact name that the Securities are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.	The relationship between the Purchaser of the Securities and the Registered Holder listed in response to Item 1 above:

3.	The mailing address, telephone and telecopy number of the Registered Holder listed in response to Item 1 above:

4.	The Tax Identification Number (or, if an individual, the Social Security Number) of the Registered Holder listed in response to Item 1 above:

Exhibit 3

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of December 21, 2009, by and among Bluefly, Inc., a Delaware corporation (the “Company”), Quantum Industrial Partners LDC (“QIP”), SFM Domestic Investments, LLC (“SFM” and, together with QIP, “Soros”), Maverick Fund USA, Ltd. (“Maverick USA”), Maverick Fund, L.D.C. (“Maverick Fund”), Maverick Fund II, Ltd. (“Maverick Fund II” and, together with Maverick USA and Maverick Fund, “Maverick”), Prentice Capital Partners, LP (“PCP”), Prentice Capital Partners QP, LP (“PCP QP”), Prentice Capital Offshore, Ltd. (“PC Offshore”), GPC XL III, LLC (“GPC”), PEC I, LLC (“PEC”), and S.A.C. Capital Associates, LLC (“SAC” and, together with PCP, PCP QP, PC Offshore, GPC and PEC, “Prentice”; Soros, Maverick and Prentice are referred to collectively herein as the “Existing Holders”), and Rho Ventures VI, L.P. (“Rho”; Soros, Maverick, Prentice and Rho are referred to collectively herein as the “Investors”).

WHEREAS, the Existing Holders have been granted certain registration rights pursuant to various purchase agreements, investment agreements and standby commitment agreements (collectively, the “Prior Agreements”);

WHEREAS, the Existing Holders desire to terminate the registration rights granted pursuant to the Prior Agreements and to accept the registration rights created pursuant hereto in lieu of the rights granted to them under the Prior Agreements;

WHEREAS, the Company and Rho have entered into a Securities Purchase Agreement, dated as of December 21, 2009 (the “2009 Securities Purchase Agreement”), pursuant to which Rho has agreed to purchase, and the Company has agreed to sell, an aggregate of 8,823,529 shares (the “Shares”) of the Company’s common stock, par value $.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Company desires to grant to Rho the registration rights set forth herein with respect to the Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

1.1 Defined Terms. The following capitalized terms used herein have the following meanings:

“2008 Note Purchase Agreement” means the Note Purchase Agreement, dated as of July 23, 2008, by and among the Company, Soros and Maverick.

“2008 Standby Commitment” means the Standby Commitment Agreement, dated as of March 26, 2008, by and among the Company, Soros and Maverick.

“2009 Securities Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Additional Shelf Registration Statement” has the meaning set forth in Section 2.2.3.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Approved Underwriter” has the meaning set forth in Section 2.5.2.

“Blackout Period” has the meaning set forth in Section 2.6.

“Board Restructuring” has the meaning set forth in the Voting Agreement.

“Commission” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” has the meaning set forth in the recitals to this Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Underwriter” has the meaning set forth in Section 2.4.1.

“Cut Back Shares” has the meaning set forth in 2.2.3.

“Deferral Notice” has the meaning set forth in Section 2.5.5.

“Deferral Period” has the meaning set forth in Section 2.5.5.

“Demand Registrable Securities” means, collectively, the Soros Registrable Securities and the Rho Registrable Securities.

“Demand Registration” has the meaning set forth in Section 2.5.1.

“Demand Registration Statement” has the meaning set forth in Section 2.5.1.

“Demanding Holders” has the meaning set forth in Section 2.5.1.

“Event” has the meaning set forth in Section 2.2.4.

“Event Date” has the meaning set forth in Section 2.2.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

“Existing Holders” has the meaning set forth in the preamble to this Agreement.

“Existing Holders Registration Statement” has the meaning set forth in Section 2.3.

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“Existing Shelf Registrable Securities” means the shares of Common Stock and the shares of Common Stock underlying securities exercisable for or convertible into shares of Common Stock, the resale of which was registered by the Existing Holders Registration Statement.

“Filing Deadline” has the meaning set forth in Section 2.2.1.

“FINRA” has the meaning set forth in Section 3.1.13.

“GPC” has the meaning set forth in the preamble to this Agreement.

“Holders’ Counsel” has the meaning set forth in Section 3.1.1.

“Indemnified Party” has the meaning set forth in Section 4.3.

“Indemnifying Party” has the meaning set forth in Section 4.3.

“Inspector” has the meaning set forth in Section 3.1.9.

“Investors” has the meaning set forth in the preamble to this Agreement.

“Maverick” has the meaning set forth in the preamble to this Agreement.

“Maverick 2008 Registrable Securities” means (i) the 19,797.9 shares of Common Stock issuable upon exercise of warrants issued to Maverick pursuant to the 2008 Standby Commitment Agreement, (ii) the shares of Common Stock issuable upon conversion of the convertible notes issued to Maverick pursuant to the 2008 Note Purchase Agreement and (iii) any shares of Common Stock that may be issued upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Common Stock described in the foregoing clauses (i) and (ii).

“Maverick Fund” has the meaning set forth in the preamble to this Agreement.

“Maverick Fund II” has the meaning set forth in the preamble to this Agreement.

“Maverick Registrable Securities” means the shares of Common Stock, and the shares of Common Stock underlying securities exercisable for or convertible into shares of Common Stock, acquired by Maverick directly from the Company on or prior to the date hereof.

“Maverick USA” has the meaning set forth in the preamble to this Agreement.

“No Second Closing Notice Date” has the meaning set forth in Section 2.2.1.

“PC Offshore” has the meaning set forth in the preamble to this Agreement.

“PCP” has the meaning set forth in the preamble to this Agreement.

“PCP QP” has the meaning set forth in the preamble to this Agreement.

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“PEC” has the meaning set forth in the preamble to this Agreement.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity or enterprise of whatever nature.

“Piggy-Back Registrable Securities” means, collectively, the Soros Registrable Securities, the Maverick Registrable Securities, the Prentice Registrable Securities and the Rho Registrable Securities.

“Piggy-Back Registration” has the meaning set forth in Section 2.4.1.

“Potential Material Event” has the meaning set forth in Section 2.6.

“Prentice” has the meaning set forth in the preamble to this Agreement.

“Prentice Registrable Securities” means the shares of Common Stock, and the shares of Common Stock underlying securities exercisable for or convertible into shares of Common Stock, acquired by Prentice directly from the Company on or prior to the date hereof.

“Prior Agreements” has the meaning set forth in the recitals to this Agreement.

“QIP” has the meaning set forth in the preamble to this Agreement.

“Records” has the meaning set forth in Section 3.1.9.

“Registrable Securities” means, collectively, the Soros Registrable Securities, the Maverick Registrable Securities, the Prentice Registrable Securities and the Rho Registrable Securities.

“Registration Expenses” has the meaning set forth in Section 3.3.

“Requesting Holders” has the meaning set forth in Section 2.4.1.

“Required Effectiveness Deadline” has the meaning set forth in Section 2.2.1.

“Rho” has the meaning set forth in the preamble to this Agreement.

“Rho Notice” means a notice, if any, delivered by Rho to the Company stating that the Second Closing will not occur as a result of the failure to (x) satisfy the Stockholder Approval Condition, or (y) effect the Board Restructuring.

“Rho Registrable Securities” means (i) the 8,823,529 shares of Common Stock acquired by Rho pursuant to the 2009 Stock Purchase Agreement and (ii) any shares of Common Stock that may be issued upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Common Stock described in the foregoing clause (i).

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“Rule 144” means Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SAC” has the meaning set forth in the preamble to this Agreement.

“Second Closing” has the meaning set forth in the 2009 Securities Purchase Agreement.

“Second Closing Date” has the meaning set forth in the 2009 Securities Purchase Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

“SFM” has the meaning set forth in the preamble to this Agreement.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Shelf Holders” means, collectively, Soros, Maverick and Rho.

“Shelf Registrable Securities” means, collectively, the Rho Registrable Securities, the Soros 2008 Registrable Securities and the Maverick 2008 Registrable Securities.

“Shelf Registration Statement” has the meaning set forth in Section 2.2.1.

“Soros” has the meaning set forth in the preamble to this Agreement.

“Soros 2008 Registrable Securities” means (i) the 32,701 shares of Common Stock issuable upon exercise of warrants issued to Soros pursuant to the 2008 Standby Commitment Agreement, (ii) the shares of Common Stock issuable upon conversion of the convertible notes issued to Soros pursuant to the 2008 Note Purchase Agreement and (iii) any shares of Common Stock that may be issued upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Common Stock described in the foregoing clauses (i) through (ii).

“Soros Registrable Securities” mean the shares of Common Stock, and the shares of Common Stock underlying securities exercisable for or convertible into shares of Common Stock, acquired by Soros directly from the Company on or prior to the date hereof.

“Stockholder Approval Condition” has the meaning set forth in the 2009 Securities Purchase Agreement.

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“Voting Agreement” means the Amended and Restated Voting Agreement, dated as of December 21, 2009, by and among the Company and the Investors.

“Withdrawal Period” has the meaning set forth in Section 2.5.5.

1.2 General Interpretive Principles.

1.2.1. All share information in this Agreement reflects the 1 for 10 reverse stock split effected by the Company on April 3, 2008.

1.2.2. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms “hereof,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole (including exhibits, schedules and disclosure statements hereto), and references herein to Sections refer to Sections of this Agreement.

2. REGISTRATION RIGHTS.

2.1 Termination of Prior Registration Rights; Securities Subject to this Agreement.

2.1.1. Termination of Prior Registration Rights. The Company and the Existing Holders hereby terminate all registration rights granted to the Existing Holders under the Prior Agreements. The Existing Holders hereby agree to accept the registration rights afforded by this Agreement in lieu of the registration rights granted to them under the Prior Agreement. Following the execution hereof, this Agreement shall embody all of the registration rights granted to the Investors.

2.1.2. Securities Subject to this Agreement. For the purposes of this Agreement, Registrable Securities will cease to be Registrable Securities when such Registrable Securities are sold and otherwise transferred pursuant to Rule 144 under the Securities Act or a registration statement covering such Registrable Securities has been declared effective under the Securities Act by the Commission and such Registrable Securities have been disposed of pursuant to such effective registration statement or such Registrable Securities can be sold under Rule 144 without volume limitations.

2.2 Shelf Registration.

2.2.1. The Company shall use its commercially reasonable best efforts to: (i) prepare and file with the Commission a registration statement under the Securities Act (as the same may be amended or supplemented from time to time, the “Shelf Registration Statement”) with respect to the offer and sale of the Shelf Registrable Securities within thirty (30) days following the first to occur of (x) the Second Closing Date or (y) the date of the Company’s receipt of the Rho Notice (such date of receipt being referred to herein as the “No Second Closing Notice Date”) (or forty-five (45) days following such date if such thirty (30) day deadline falls within the period during which the Company is preparing its audited financial

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statements) (the first to occur of subsections (x) and (y) of this Section 2.2.1 shall collectively be referred to as the “Filing Deadline”) and (ii) cause the Shelf Registration Statement to be declared effective by the Commission, subject to receipt of necessary information from the Shelf Holders, within one hundred and eighty (180) days following (x) the Second Closing Date or (y) the No Second Closing Notice Date, as the case may be (the one hundred and eightieth (180th) day following such date being referred to herein as the “Required Effectiveness Deadline”). The Company shall use commercially reasonable best efforts to maintain the effectiveness of such Shelf Registration Statement until the earliest to occur of the following (x) all of the Shelf Registrable Securities have been disposed of by Shelf Holders pursuant to the Shelf Registration Statement, (y) all of the Shelf Registrable Securities can be resold, without registration, pursuant to Rule 144 without volume limitations or (z) the Company is no longer a public company subject to the rules and regulations of the Exchange Act.

2.2.2. The Shelf Holders will promptly furnish to the Company in writing all information reasonably requested by the Company for use in connection with the preparation of the Shelf Registration Statement and obtaining the effectiveness thereof. The Shelf Holders hereby severally and not jointly represent and warrant that all such information furnished by it shall be true, accurate and complete. In addition, each Investor covenants and agrees that it will comply with all applicable securities laws when trading the Company’s Common Stock.

2.2.3. Notwithstanding anything to the contrary herein, if at any time the Commission takes the position that the offering of some or all of the Shelf Registrable Securities in the Shelf Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 as a result of a characterization by the Commission of the transaction described by the Shelf Registration Statement as a primary offering by the Company, the Company shall use its commercially reasonable best efforts to persuade the Commission that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415. In the event that, despite the Company’s commercially reasonable best efforts and compliance with the terms of this Section 2.2.3 the Commission refuses to alter its position, the Company shall (i) remove from the Shelf Registration Statement such portion of the Shelf Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Shelf Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall have no liability to any Investor pursuant to Section 2.2.4 or otherwise as a result of the failure to register any Cut Back Shares as a result of the Commission’s application of Rule 415 despite the Company’s commercially reasonable best efforts to persuade the Commission that the offering contemplated by the Shelf Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415. Any Cut-Back Shares required to be removed from the Shelf Registration Statement shall be removed (i) first, from the Soros 2008 Registrable Securities and the Maverick 2008 Registrable Securities covered by such Shelf Registration Statement until all of the Soros 2008 Registrable Securities and the Maverick 2008 Registrable Securities have been removed (and, among them, on a pro rata basis based on the number of Soros 2008 Registrable Securities and Maverick 2008 Registrable Securities outstanding as of the date of this Agreement) and (ii) second, from the Rho Registrable Securities covered by such Shelf Registration Statement. As soon as practicable following such intervening period of time as shall be required by the Commission or Commission guidance prior to the filing thereof, the

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Company shall file one or more additional registration statements covering the resale of as many Cut Back Shares allowed by the Commission or Commission guidance to be so registered while maintaining the Company’s compliance with Rule 415 (each, an “Additional Shelf Registration Statement”). Any such Additional Shelf Registration Statement shall cover (i) first, the Rho Registrable Securities until all of the Rho Registrable Securities are covered and (ii) second, the Soros 2008 Registrable Securities and the Maverick 2008 Registrable Securities (on a pro rata basis based on the number of Soros 2008 Registrable Securities and Maverick 2008 Registrable Securities outstanding as of the date of this Agreement). The Company shall use its commercially reasonable best efforts to file each Additional Shelf Registration Statement on or prior to 10 business days after such day that represents the first opportunity that the Commission allows the Additional Registration Statement to be filed without the offering of the shares registered thereunder being deemed a primary offering and cause each Additional Shelf Registration Statement to be declared effective no later than, as applicable (a) five business days after the Company receives notice from the Commission that the Additional Shelf Registration Statement will not become subject to review or (b) if the Additional Shelf Registration Statement becomes subject to review by the Commission, 90 days after the filing thereof. With regard to any such Additional Shelf Registration Statement, all of the provisions of this Section 2.2.3 shall again be applicable to the Cut Back Shares. The Company shall give Rho, Soros and Maverick prompt notice of the amount of Shelf Registrable Securities excluded from each Additional Shelf Registration Statement. Each Additional Shelf Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Shares on Form S-3, in which case such registration shall be on another appropriate form in accordance with the Securities Act and the Exchange Act).

2.2.4. If: (i) the Shelf Registration Statement is not filed on or prior to the Filing Deadline or (ii) the Shelf Registration Statement is not declared effective by the Commission (or otherwise does not become effective) on or prior to the Required Effectiveness Deadline (any such failure or breach being referred to as an “Event,” and the date on which such Event occurs being referred to as “Event Date”), then, in addition to any other rights available to Rho: (x) on such Event Date the Company shall issue to Rho warrants to purchase shares of Common Stock equal to 1% of the fully diluted outstanding shares of Common Stock for each full 30-day period following the Filing Deadline or the Required Effectiveness Deadline (as applicable) until such time as the Shelf Registration Statement is filed or declared effective by the Commission (or otherwise becomes effective), as applicable; provided however, that such warrant issuances shall not exceed, in the aggregate, 10% of the fully diluted outstanding shares of Common Stock; provided further, however, if the Stockholder Approval Condition shall not have been satisfied, in lieu of such warrant issuances, the Company shall pay to Rho on such Event Date an amount in cash, as partial liquidated damages and not as a penalty, equal to 1% of the aggregate amount invested by Rho in the Company on each full 30-day period following the Filing Deadline or the Required Effectiveness Deadline (as applicable) until such time as the Shelf Registration Statement is filed or declared effective by the Commission (or otherwise becomes effective), as applicable, up to a maximum amount of 10% of such invested amount. If the Company fails to pay any partial liquidated damages pursuant to this Section 2.2.4 in full within seven days after the date payable, the Company will pay interest thereon at the rate of 10% per annum (or such lesser amount that is permitted to be paid by applicable law) to Rho, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis prior to the time such Shelf Registration Statement is declared effective by the Commission (or otherwise becomes effective).

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2.2.5. In the event that any warrants are issued pursuant to Section 2.2.4, the Company’s Board of Directors shall adopt a resolution in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act so that the acquisition by Rho and its affiliates (and any directors designated by Rho in accordance with the terms of Voting Agreement) of the securities pursuant to this Agreement shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

2.3 Maintenance of Effectiveness of Existing Registration Statement. The Company has on file an effective registration statement on Form S-3 (File No. 333-136866) registering the resale of the Existing Shelf Registrable Securities (the “Existing Holders Registration Statement”). The Company shall use commercially reasonable best efforts to maintain the effectiveness of the Existing Holders Registration Statement until the earliest to occur of the following (x) all of the Existing Shelf Registrable Securities have been disposed of by the Existing Holders pursuant to the Existing Holder Registration Statement or otherwise, (y) all of the Existing Holder Registrable Securities can be resold, without registration, pursuant to Rule 144 without volume limitations or (z) the Company is no longer a public company subject to the rules and regulations of the Exchange Act.

2.4 Piggy-Back Registration.

2.4.1. Participation. If the Company proposes to file a registration statement under the Securities Act with respect to an underwritten offering by the Company for its own account or for the account of any stockholder of any class of the Company’s securities (other than a registration statement on Form S-4 or S-8 or any successor forms thereto) (a “Piggy-Back Registration”), then the Company shall, at such time, give prompt written notice of such proposed filing to each of the holders of Piggy-Back Registrable Securities, and such notice shall describe in detail the proposed registration and distribution and shall offer such holders the opportunity to register the number of Piggy-Back Registrable Securities as each such holder may request. The Company shall, and shall use commercially reasonable best efforts (within ten (10) days of the notice provided for in the preceding sentence) to cause the managing underwriter or underwriters of a proposed underwritten offering (the “Company Underwriter”) to, permit the holders of Piggy-Back Registrable Securities who have requested in writing (within ten (10) days of the giving of the notice of the proposed filing by the Company) to participate in the registration for such offering (the “Requesting Holders”) to include such Piggy-Back Registrable Securities in such offering on the same terms and conditions as the securities of the Company included therein.

2.4.2. Priority for Piggy-Back Registration. In connection with any Piggy-Back Registration by the Company for its own account, the Company shall not be required to include any Piggy-Back Registrable Securities therein unless the holders thereof accept the terms of the underwriting as agreed upon between the Company and the Company Underwriter. If, in the written opinion of the Company Underwriter, the registration of all, or part, of the Piggy-Back Registrable Securities which the Requesting Holders have requested to be included in the Piggy-Back Registration is likely to have a significant adverse effect on such Piggy-Back Registration,

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then the Company shall be required to include in such Piggy-Back Registration only that number of Piggy-Back Registrable Securities, if any, which the Company Underwriter believes may be sold without causing such adverse effect, and the amount of securities to be offered in such Piggy-Back Registration shall be (i) first, 100% of the securities that the Company proposes to sell (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Piggy-Back Registrable Securities that, in the opinion of the Company Underwriter, can be sold without having such adverse effect, with such number to be allocated pro rata among the Requesting Holders based on the relative number of Piggy-Back Registrable Securities then held by each such Requesting Holder. If any Requesting Holder would thus be entitled to include more shares than such holder requested to be registered, the excess shall be allocated among other Requesting Holders pro rata based upon their total ownership of Registrable Securities and such other shares of capital stock. In connection with any Demand Registration by the Company for the account of any stockholder of any class of the Company’s securities, the priority of the securities to be registered for the benefit of any holder exercising its Piggy-Back Registration rights shall be as set forth in Section 2.5.3.

2.5 Demand Registration.

2.5.1. Request for Registration. At any time after the date hereof, either Rho or Soros (the “Demanding Holders”) may make a written demand requiring the Company to effect the registration under the Securities Act of all or part of its Demand Registrable Securities in the form of an underwritten offering (a “Demand Registration”), and, subject to the limitations set forth in Section 2.5.2, the Company shall be required to effect such Demand Registration pursuant to and subject to the terms herein. Any demand for a Demand Registration shall specify the number of Demand Registrable Securities proposed to be sold and the intended methods of disposition thereof. Subject to the limitations set forth in Section 2.5.2., within forty-five (45) days of a request for a Demand Registration, the Company shall file a registration statement relating to such Demand Registration (the “Demand Registration Statement”), and shall use its commercially reasonable best efforts to cause such Demand Registration Statement to be declared by the Commission.

2.5.2. Limitations on Demand Registrations. The Company shall not be obligated to (i) effect more than two (2) Demand Registrations in respect of the Demand Registrable Securities held by Soros, (ii) effect more than two (2) Demand Registrations in respect of the Demand Registrable Securities held by Rho, (iii) effect more than one (1) Demand Registration in any six (6) month period or (iv) effect any Demand Registration where the aggregate price to the public of the Demand Registrable Securities proposed to be sold is less than $10 million. The managing underwriter or underwriters of a Demand Registration shall be a nationally recognized investment banking firm selected by the Company with the consent of the Demanding Holders, which consent will not be unreasonably delayed or withheld (the “Approved Underwriter”). If Soros and/or Rho participates in an offering pursuant to Section 2.4.1, Soros and/or Rho, as applicable, will be deemed to have used one (1) of its Demand Registrations to the extent the conditions set forth in Section 2.5.4 are satisfied and Soros and/or Rho, as applicable, was permitted by the Company Underwriter, in writing, to include in such offering at least 50% of the Registrable Securities owned by Soros and/or Rho, as applicable, as of the date of this Agreement, or such lesser number as was requested by Soros and/or Rho to be included in such offering.

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2.5.3. Priority of Securities Registered Pursuant to Demand Registrations. If the Approved Underwriter advises the Company in writing that in its opinion the number of securities requested to be included in a Demand Registration exceeds the number which can be sold in such Demand Registration without being likely to have a significant adverse effect on such Demand Registration, the securities to be included in such Demand Registration (i) first, shall be allocated pro rata among the Demanding Holders who have requested to participate in such Demand Registration based on the relative number of Demand Registrable Securities then held by each such holder, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that the Company proposes to include in such Demand Registration that, in the opinion of the Approved Underwriter, can be sold without having such adverse effect and (iii) next, and only if all the securities referred to in clause (ii) have been included, the number of Piggy-Back Registrable Securities that, in the opinion of the Company Underwriter, can be sold without having such adverse effect, with such number to be allocated pro rata among the Requesting Holders based on the relative number of Piggy-Back Registrable Securities then held by each such Requesting Holder.

2.5.4. Effective Registration. A registration will not count as a Demand Registration until the registration statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such registration statement has been declared effective and during the period such registration statement is effective the offering of Demand Registrable Securities pursuant to such Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, such registration statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, such stop order or injunction is removed, rescinded or otherwise terminated; provided, further, that the Company shall not be obligated to file a second registration statement until a registration statement that has been filed is counted as a Demand Registration or is terminated.

2.5.5. Deferral of Registration. Notwithstanding the foregoing, if, at any time prior to the effective date of the registration statement with respect to a Demand Registration, the Company is (i) pursuing an underwritten offering of shares of its capital stock for its own account, or engaged in or proposes to engage in (A) a material financing, (B) an acquisition of the capital stock or substantially all the assets of any other person (other than in the ordinary course of business) or (C) any disposition of material assets (other than in the ordinary course of business), any tender offer or any merger, consolidation, corporate reorganization or restructuring or other similar transaction; and (ii) the Board of Directors, using good faith, determines that it would be detrimental to the Company for a registration statement to be filed at such time, the Company may defer the filing of a registration statement with respect to any Demand Registration required by this Section 2.5 until a date not later than 120 days from the date of the Deferral Notice (as defined below) (the “Deferral Period”). If the Board of Directors of the Company makes such determination, the Company shall give written notice (the “Deferral Notice”) of such determination to the holders of Registrable Securities; provided, that, the Company may exercise its right to delay a Demand Registration hereunder only once in any twelve-month period. The Company shall notify the holders of the expiration of the Deferral Period and shall cause the registration statement with respect to the Demand Registration to be filed on the fifth business day following the expiration of the Deferral Period (the “Withdrawal

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Period”) (or, if registration on such date is not practicable, as promptly as possible thereafter) unless, prior to the expiration of the Withdrawal Period, the holders holding a majority of Demand Registrable Securities to be included in any such Demand Registration, by written notice to the Company, withdraw the request made under this Section 2.5, in which case, such request shall not count as one of the Demand Registrations permitted hereunder and the Company shall pay all Registration Expenses in connection with such registration.

2.6 Blackout Period. If at any time or from time to time after the date of effectiveness of any registration statement that the Company is required to effect or maintain pursuant to this Section 2, the Company notifies the holders of Registrable Securities in writing of the existence of a Potential Material Event (as defined below), such holders shall not offer or sell any of the Registrable Securities covered by any such registration statement, or engage in any other transaction involving or relating to such Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until such holder receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event (such period of time hereinafter referred to as a “Blackout Period”). As used herein, “Potential Material Event” means any of the following (i) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by determinations in good faith by the Board of Directors of the Company that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information. No Blackout Period shall exceed thirty (30) consecutive days, and there shall be no more than sixty (60) days (which need not be consecutive) during any twelve-month period in which a Blackout Period is in effect.

3. REGISTRATION PROCEDURES.

3.1 Obligations of the Company. Subject to the registration procedures set forth in Sections 2.2, 2.4 and 2.5, in connection with the Company’s registration obligations under Section 2, the Company shall use its commercially reasonable best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable, and in connection therewith the Company shall:

3.1.1. prepare and file with the Commission a registration statement, and use its commercially reasonable best efforts to cause such registration statement to become effective under the Securities Act; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (A) before the filing of such registration statement and the prospectus included therein or any amendments or supplements thereto, provide counsel selected by the holders of a majority of the Registrable Securities being registered in such registration (“Holders’ Counsel”) copies of all such documents in substantially the form proposed to be filed, to enable the Investors and Holders’ Counsel to review such documents prior to the filing thereof, and the Company shall make such

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reasonable changes thereto as may be reasonably requested by the Investors and (B) notify the Holders’ Counsel and each seller of Registrable Securities of any stop order issued or threatened by the Commission and take all reasonable action required to prevent the entry of such stop order or to remove it if entered. Notwithstanding the foregoing, to the extent Rho Registrable Securities are included on a registration statement, with respect to such registration statement, Rho’s counsel shall be promptly notified about any events described, and afforded the rights set forth, in subsections (A) and (B) hereof;

3.1.2. prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such registration statement (which period shall not exceed ninety (90) days (or until such earlier date on which the Company Underwriter shall notify the Company that it is unable to sell the balance of the Registrable Securities covered by such registration statement) in the case of a registration statement filed with respect to and used solely for an underwritten offering, and the applicable period set forth in this Agreement in any other case;

3.1.3. furnish to each seller of Registrable Securities, prior to filing a registration statement, copies of such registration statement as is proposed to be filed, and thereafter such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

3.1.4. cause its counsel to issue to the Company’s transfer agent, within two business days of the effectiveness date of a registration statement with respect to any of the Registrable Securities, an appropriate opinion or opinions (or a letter from the Company acceptable to the transfer agent) substantially to the effect that the Registrable Securities covered by such registration statement are subject to an effective registration statement and can be reissued free of restrictive legend, provided that the Company has not advised the transfer agent orally or in writing that the opinion has been withdrawn;

3.1.5. use reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller of Registrable Securities requests, and to continue such qualification in effect in such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as any such seller requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.1.4, (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction;

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3.1.6. use reasonable efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers of Registrable Securities to consummate the disposition of such Registrable Securities;

3.1.7. notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

3.1.8. enter into and perform customary agreements (including an underwriting agreement in customary form with the underwriter, if any, selected as provided herein) and take such other actions as are reasonably required in order to facilitate the disposition of such Registrable Securities;

3.1.9. make available for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition pursuant to such registration statement, Holders’ Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an “Inspector” and collectively, the “Inspectors”), during regular business hours and upon reasonable advance notice, all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement;

3.1.10. if such sale is pursuant to an underwritten offering, obtain a “cold comfort” letter from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as Holders’ Counsel or the managing underwriter reasonably requests;

3.1.11. furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the registration statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in

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respect of which such opinion is being given as such seller may reasonably request and are customarily included in such opinions;

3.1.12. cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed, provided, that the applicable listing requirements are satisfied;

3.1.13. cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority (“FINRA”);

3.1.14. promptly notify each Investor whose shares of Common Stock are covered by such registration statement, and promptly confirm such notice in writing, if such notice was verbally given, (A) when the registration statement covering the Registrable Securities has become effective and when any post effective amendments thereto have become effective, (B) of the receipt of any comments from the Commission with respect to any such document or a document incorporated by reference therein, and (C) of any request by the Commission or any other federal or state securities authority for amendments or supplements to the registration statement or a prospectus or for additional information after the registration statement has become effective, and

3.1.15. use reasonable efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

3.2 Notice to Discontinue. Each holder of Registrable Securities agrees that, upon receipt of any written notice from the Company of the happening of any event of the kind described in Section 3.1.7, such holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.1.7 and, if so directed by the Company, such holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such holder’s possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including without limitation the period referred to in Section 3.1.2) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3.1.7 to and including the date when the holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 3.1.7.

3.3 Registration Expenses. The Company shall pay all expenses (other than underwriting discounts and commissions) arising from or incident to the Company’s performance of, or compliance with, this Agreement, including without limitation, (i) Commission, stock exchange, NASDAQ and FINRA registration and filing fees, (ii) all fees and expenses incurred by Company in complying with securities or blue sky laws (including reasonable fees, charges and disbursements of counsel in connection with blue sky qualifications

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of the Registrable Securities), (iii) all printing, messenger and delivery expenses, and (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including without limitation any expenses arising from any special audits incident to or required by any registration or qualification) in connection with any Demand Registration pursuant to the terms of this Agreement, regardless of whether such registration statement is declared effective. All of the expenses described in this Section 3.3 are referred to herein as “Registration Expenses.”

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. To the fullest extent permitted by law, the Company will indemnify each holder of Registrable Securities, each of its officers, directors, agents, partners, members, stockholders and employees of each such Person, and each Person, if any, who controls such holder within the meaning of the Securities Act or Exchange Act, with respect to each registration which has been effected pursuant to this Agreement against all claims, losses, damages and liabilities, including, without limitation, fees and other expenses reasonably incurred in connection with any investigation relating to, or defending, any such claims, losses, damages and liabilities (or actions in respect thereof), arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement filed with the Commission in connection with such registration, including any preliminary prospectus or final prospectus contained therein, any amendments or supplements thereto or any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) related thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based solely upon written information regarding such holder furnished to the Company by such holder expressly for use in such registration statement.

4.2 Indemnification by the Investors. To the fullest extent permitted by law, each of the holders of Registrable Securities will, if Registrable Securities held by it are included in the securities as to which any registration pursuant to this Agreement is being effected, severally and not jointly indemnify the Company, each of its directors and officers, each Person who controls the Company within the meaning of the Securities Act or the Exchange Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement filed in connection with such registration, including any preliminary prospectus or final prospectus contained therein, any amendments or supplements thereto or any “issuer free writing prospectus” related thereto, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements by such holder therein not misleading, and will reimburse the Company, its directors and officers and Persons who control the company for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is actually made in such registration statement, including any preliminary or final prospectus contained therein, any amendments or supplements thereto or any

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“issuer free writing prospectus” related thereto, in reliance upon and in conformity with written information regarding such holder furnished to the Company by such holder expressly for use in such registration statement. Notwithstanding the provisions of this Section 4.2, the liability of each Investor (including any transferee of the registration rights) under this Section 4.2 shall not exceed the net proceeds actually received by such Investor in connection with any sale of the Registrable Securities.

4.3 Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the “Indemnified Party”) agrees to give prompt written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, that the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder unless, and only to the extent that, such failure results in the Indemnifying Party’s forfeiture of substantial rights or defenses. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled, after written notice to the Indemnified Party, to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action within a reasonable period of time and with counsel satisfactory to the Indemnified Party in its reasonable judgment, (iii) the Indemnified Party to any such action (including any impleaded parties) have been advised by such counsel that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (B) there may be one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall, without the prior written consent of each Indemnified Party, settle, compromise or consent to the entry of any judgment unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability relating thereto. All fees and expenses required to be paid to the Indemnified Party pursuant to this Section 4.3 shall be advanced periodically during the course of the Indemnified Party’s investigation or defense; provided, however, that the obligations of any Indemnified Party to advance fees and expenses to an Indemnified Party shall be subject to the receipt by such Indemnified Party of an undertaking by or on behalf of the Indemnified Party to repay the amounts so advanced if (and to the extent) it is subsequently determined that the Indemnified Party is not entitled to indemnification with respect to such investigation or defense. In either of such cases the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

4.4 Contribution. If the indemnification provided for in this Section 4 from the Indemnifying Party is applicable by its terms but unavailable to an Indemnified Party hereunder

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in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall severally and not jointly contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2, 4.3, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 4, no Investor (including any transferee of the registration rights) shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Investor from the sale of the Registrable Securities subject to the claim, loss, damage, liability or action exceeds the amount of any damages that such Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. The Company covenants that for so long as it is a public company subject to the rules and regulations of the Exchange Act, it shall take such action as each holder of Registrable Securities may reasonably request (including providing any information necessary to comply with Rules 144 under the Securities Act), all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rules may be amended from time to time, or (b) any similar rules or regulations hereafter adopted by the Commission. The Company shall, upon the request of any holder of Registrable Securities, deliver to such holder a written statement as to whether the Company has complied with such requirements.

5.2 Holdback Agreements.

5.2.1. Restrictions on Public Sale by Holders of Registrable Securities. To the extent not inconsistent with applicable law, and provided that all of the Company’s executive officers, directors and, to the extent they are parties to this Agreement, holders of five percent or more of the outstanding capital stock of the Company enter into substantially similar agreements, the Investors agree that, in connection with a registered public offering of the Company’s equity

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securities, they will not effect any public sale or distribution of any Registrable Securities or of any securities convertible into or exchangeable or exercisable for such Registrable Securities, including a sale pursuant to Rule 144 under the Securities Act, during the 90 days beginning on, the effective date of the Company’s registration statement (except as part of such registration), if and to the extent reasonably requested by the Company in writing in the case of a non-underwritten public offering or to the extent reasonably requested by the Company Underwriter or Approved Underwriter in writing in the case of an underwritten public offering.

5.2.2. Restrictions on Public Sale by the Company. The Company agrees not to effect any public sale or distribution of any of its equity securities, or any securities convertible into or exchangeable or exercisable for such equity securities (except pursuant to registrations on Forms S-4 or S-8 of the Securities Act or any successor or other forms not available for registering equity securities for sale to the public) during the ten business days prior to, and during the 30 day period beginning on the effective date of any registration statement in which the holders of Registrable Securities are participating unless such registration statement also relates to securities being offered by the Company. In addition, the Company agrees not to file, without the consent of Rho, any registration statement for an underwritten offering of its securities until a Shelf Registration Statement or one or more Additional Shelf Registration Statements covering all of the Rho Registrable Securities has been declared effective by the SEC.

6. MISCELLANEOUS.

6.1 Term. This Agreement shall terminate with respect to each Investor on the date such Investor no longer owns any Registrable Securities. For the avoidance of doubt, this Agreement shall continue to remain in effect with respect to any other Investor that continues to own Registrable Securities. The provisions of Section 4 and Section 5.1 shall survive any termination.

6.2 Assignment; Binding Effect. This Agreement and the rights, duties and obligations of each Investor hereunder may be assigned (in whole or in part) by such Investor to transferees or assignees of all or any portion of its Registrable Securities, but only if (i) the such Investor (or subsequent transferor) agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being transferred or assigned, (iii) at or before the time the Company received the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained in this Agreement, (iv) the transferee is an “accredited investor” as that term is defined in Rule 501 of Regulation D and (v) insofar as any assignment covers the Demand Registration Rights, the transferee or assignee is acquiring at least 50% of the Registrable Securities owned by such Investor and its Affiliates immediately prior to such transfer and such Investor and its transferee or assignee allocate the Demand Registration Rights between them so as not to increase the number of unused Demand Registrations available to such Investor and its Affiliates in effect immediately prior to such transfer. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors.

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6.3 Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered personally or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier services, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice to the other party:

If to the Company:	Bluefly, Inc. 42 West 39th Street New York, New York 10018 Telephone No.: (212) 944-8000 Facsimile No.: (212) 354-3400 Attention: Chief Financial Officer

With a copy to (which shall not constitute notice):

Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone No.: (212) 698 3500 Facsimile No.: (212 698 3599 Attention: Richard A. Goldberg, Esq.

If to Soros:

Quantum Industrial Partners LDC

SFM Domestic Investments LLC

c/o Soros Fund Management LLC

888 Seventh Avenue

New York, New York 10106

Telephone No.: (212) 320-5584

Facsimile No.: (646) 731-5584

Attention: Jay Schoenfarber

If to Maverick:

Maverick Fund USA, Ltd.

Maverick Fund, L.D.C.

Maverick Fund II, Ltd.

c/o Maverick Capital, Ltd.

300 Crescent Court, 18th Floor

Dallas, Texas 75201

Telephone No.: (214) 880-4059

Facsimile No.: (214) 880-4042

Attention: General Counsel

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With a copy to (which shall not constitute notice):

Shearman & Sterling, LLP 599 Lexington Avenue New York, New York 10022 Telephone No.: (212) 848-8902 Facsimile No.: (646) 848-8902 Attention: Stephen M. Besen

If to Prentice:	Prentice Capital Management, L.P. 623 Fifth Avenue, 32nd Floor New York, NY 10022 Facsimile No.: (212) 756-1480 Attention: Michael Zimmerman

With a copy to (which shall not constitute notice):

Lowenstein Sandler PC 1251 Avenue of the Americas New York, NY 10020 Facsimile No.: (973) 422-6807 Attention: Matthew B. Hoffman

If to Rho:	Rho Ventures VI, L.P. Carnegie Hall Tower 152 West 57th Street, 23rd Floor New York, New York 10019 Telephone No.: (212) 751-6677 Facsimile No.: (212.751.3613 Attention: Jeffrey I. Martin, Esq.

With a copy to (which shall not constitute notice):

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York Telephone No.: (212) 813-8800 Facsimile No.: (212) 355-3333 Attention: Stephen M. Davis, Esq.

6.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be deemed to be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms to the maximum extent permitted by applicable law.

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6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties and/or their affiliates with respect to the subject matter of this Agreement.

6.7 Modifications and Amendments. Any provision of this Agreement may be amended or modified if, but only if, such amendment or modification is in writing and is duly executed and delivered by the Company and the Investors.

6.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law (as defined in the Investment Agreement), any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

6.10 Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

BLUEFLY, INC.

By:	/s/ Kara B. Jenny
Name:	Kara B. Jenny
Title:	Chief Financial Officer

QUANTUM INDUSTRIAL PARTNERS LDC

By:	/s/ Jay A. Schoenfarber
Name:	Jay A. Schoenfarber
Title:	Attorney-in-Fact

SFM DOMESTIC INVESTMENTS LLC

By:	/s/ Jay A. Schoenfarber
Name:	Jay A. Schoenfarber
Title:	Attorney-in-Fact

MAVERICK FUND USA, LTD

By: MAVERICK CAPITAL, LTD., as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

MAVERICK FUND L.D.C.

By: MAVERICK CAPITAL, LTD.,
as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

MAVERICK FUND II, LTD

By: MAVERICK CAPITAL, LTD., as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

PRENTICE CAPITAL PARTNERS, LP

By: Prentice Capital GP, LLC

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PRENTICE CAPITAL PARTNERS QP, LP

By: Prentice Capital GP, LLC

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PRENTICE CAPITAL OFFSHORE, LTD.

By: Prentice Capital Management, LP

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

GPC XLIII, LLC

By: Prentice Capital Management, LP

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PEC I, LLC

By: Prentice Capital Management, LP

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

S.A.C. CAPITAL ASSOCIATES, LLC

By: S.A.C. Capital Advisors, LLC

By:	/s/ Peter A. Nussbaum
Name:	Peter A. Nussbaum
Title:	General Counsel

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey Martin
Name:	Jeffrey Martin
Title:	Attorney-in-Fact

Exhibit 4

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”) dated as of December 21, 2009, by and among Bluefly, Inc., a Delaware corporation (the “Company”), Quantum Industrial Partners LDC (“QIP”), SFM Domestic Investments, LLC, (“SFM” and, together with QIP, the “Soros Parties”), Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd. (collectively, the “Maverick Parties”), Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC (“SAC”), GPC XLIII, LLC, PEC I, LLC (collectively, the “Prentice Parties”; the Soros Parties, the Maverick Parties and the Prentice Parties, collectively, the “Existing Stockholders”) and Rho Ventures VI, LP (“Rho”; the Soros Parties, the Maverick Parties, the Prentice Parties and Rho, collectively, the “Stockholders”).

WHEREAS, the Company and the Existing Stockholders have entered into that certain Voting Agreement dated as of June 15, 2006 (the “Existing Agreement”);

WHEREAS, the Company and Rho have entered into a Securities Purchase Agreement, dated as of December 21, 2009 (the “Securities Purchase Agreement”), pursuant to which the Company has agreed to sell, and Rho has agreed to purchase, an aggregate of 8,823,529 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which shall be consummated in two separate closings; an initial closing at which Rho will purchase a number of shares of Common Stock equal to 19.9% of the Company’s outstanding Common Stock (the “Initial Closing”), and a second closing at which Rho will purchase the remaining shares of Common Stock not purchased at the Initial Closing (the “Second Closing”), which Second Closing shall take place following approval by the Company’s stockholders of the issuance of such remaining shares, as required by the rules and regulations of the NASDAQ Capital Market (the “Stockholder Approval Condition”); and

WHEREAS, it is a condition to the parties’ obligations under the Securities Purchase Agreement that the Company and the Existing Stockholders amend and restate the Existing Agreement, for the purpose of setting forth the terms and conditions pursuant to which (i) the Company’s Board of Directors (the “Board”) shall be restructured into a classified board, (ii) the Stockholders shall vote their shares of Common Stock in favor of certain designees to the Board and (iii) the Existing Stockholders shall vote their shares of Common Stock in support of the Stockholder Approval Condition and the Board Restructuring Condition (as hereinafter defined).

NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree to amend and restate the Existing Agreement as follows:

ARTICLE I

BOARD OF DIRECTORS

SECTION 1.1 Board Restructuring. Subject to receipt of stockholder approval to amend the Company’s certificate of incorporation to effect the Board Restructuring (the “Board Restructuring Condition”), at the Second Closing, the Board shall be restructured into a ten member Board consisting of three classes of directors with staggered terms, as follows (the “Board Restructuring”):

(i) three directors shall be up for election in 2012, which shall consist of one designee of the Soros Parties, one designee of Rho, and one outside independent director;

(ii) three directors shall be up for election in 2011, which shall consist of one designee of the Soros Parties, one designee of Rho, and the Company’s Chief Executive Officer; and

(iii) four directors shall be up for election in 2010, which shall consist of two outside directors, one designee of Maverick, and one designee of Prentice.

Prior to receipt of approval by the Company’s stockholders of the Board Restructuring Condition, the Board shall continue as a declassified Board consisting of between 10 and 12 members, including the members nominated in accordance with Section 1.2. Subsequent to the earlier of (i) the receipt of approval by the Company’s stockholders of the Board Restructuring Condition or (ii) the date of the Company’s receipt of the Rho Notice (pursuant to, and as defined in, that certain Registration Rights Agreement dated as of the date hereof among the Company and the Stockholders), the Board shall have no more than 10 members unless otherwise agreed in writing by Rho and Soros.

SECTION 1.2 Designation of Directors. As of the Initial Closing and, except as otherwise provided herein, continuing subsequent to the receipt of approval by the Company’s stockholders of the Board Restructuring Condition or the date of the Company’s receipt of the Rho Notice, as applicable,

(a) subject to Section 1.6(a), the Soros Parties shall be entitled to designate to serve on the Board, two designees;

(b) subject to Section 1.6(b), Rho shall be entitled to designate to serve on the Board, two designees, one of which such designees shall be elected to the Board immediately after the date hereof and the other such designee shall be elected to the Board in January 2010;

(c) subject to Section 1.6(c), the Maverick Parties shall be entitled to designate to serve on the Board, one designee; and

(d) subject to Section 1.6(d), the Prentice Parties (other than SAC) shall be entitled to designate to serve on the Board, one designee.

SECTION 1.3 Nomination. Subject to limitations, if any, imposed by stock exchange rules in effect from time to time or stock exchange interpretations requiring Board representation to be proportional to stock ownership ( “Proportionality Requirements”), the Company agrees to cause the persons designated pursuant to Section 1.2 to be nominated for election in accordance with such person’s term (or staggered term, as the case may be) at meetings of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on each action or approval by written consent with respect to the election of members of the Board consistent with such person’s term or staggered term (as the case may be).

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SECTION 1.4 Agreement to Vote.

(a) The Stockholders hereby agree that at any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought for the election of members to the Board (a “Board Vote”), the Stockholders shall (a) when a Board Vote is held, appear at such Board Vote or otherwise cause all shares of capital stock of the Company owned by them to be counted as present thereat for the purpose of establishing a quorum and (b) vote (or cause to be voted) all shares of capital stock of the Company owned by them in favor of the persons designated pursuant to Section 1.2. The failure of any Stockholder entitled to designate nominees pursuant to Section 1.2 to fully exercise its respective designation rights shall not constitute a waiver or dimunition of such rights nor shall it prevent such Stockholder from exercising such rights prospectively.

(b) Should a person designated pursuant to Section 1.2 be unwilling or unable to serve, or otherwise cease to serve (including by means of removal in accordance with the following clause (c)), the Stockholders who originally nominated such director shall be entitled to designate any replacement director.

(c) If (i) the Soros Parties propose to remove any director designated by the Soros Parties, (ii) Rho proposes to remove any director designated by Rho, (iii) the Maverick Parties propose to remove any director designated by the Maverick Parties or (iv) the Prentice Parties propose to remove any director designated by the Prentice Parties, the Stockholders agree to cooperate in, and shall vote all shares of capital stock of the Company owned by them (or, if any action is being taken by written consent, execute a written consent) in support of, such removal and any resulting vacancy shall be filled in accordance with the preceding clause (b). The Stockholders agree not to take any action to remove, with or without cause, any director other than in accordance with the foregoing.

SECTION 1.5 Committees of the Board of Directors.

(a) The Company and the Soros Parties agree that, subject to applicable law, rules or regulations (including stock exchange regulations), the Soros Parties have the right to have one person designated by the Soros Parties pursuant to Section 1.2(a) serve on any committee of the Board; provided that if the Nasdaq rules require that such committee must consist of members who are “independent” (as defined in applicable Nasdaq rules), then such designee must be “independent”.

(b) The Company and Rho agree that, subject to applicable law, rules or regulations (including stock exchange regulations), Rho has the right to have one person designated by Rho pursuant to Section 1.2(b) serve on any committee of the Board; provided that if the Nasdaq rules require that such committee must consist of members who are “independent” (as defined in applicable Nasdaq rules), then such designee must be “independent”.

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(c) The Company and the Maverick Parties agree that, subject to applicable law, rules or regulations (including stock exchange regulations), the Maverick Parties have the right to have one person designated by the Maverick Parties pursuant to Section 1.2(c) serve on any committee of the Board; provided that if the Nasdaq rules require that such committee must consist of members who are “independent” (as defined in applicable Nasdaq rules), then such designee must be “independent”.

(d) The Company and the Prentice Parties (other than SAC) agree that, subject to applicable law, rules or regulations (including stock exchange regulations), the Prentice Parties (other than SAC) have the right to have one person designated to the Board by the Prentice Parties pursuant to Section 1.2(d) serve on any committee of the Board; provided that if the Nasdaq rules require that such committee must consist of members who are “independent” (as defined in applicable Nasdaq rules), then such designee must be “independent”.

(e) The parties hereto agree that if the Company establishes an Executive Committee (or a committee with executive or similar functions) of the Board (the “Executive Committee”), then (i) the persons designated by the Soros Parties pursuant to Section 1.2(a) shall serve on such Executive Committee, (ii) the persons designated by Rho pursuant to Section 1.2(b) shall serve on such Executive Committee, (iii) the person designated by the Maverick Parties pursuant to Section 1.2(c) shall serve on such Executive Committee and (iv) the person designated by the Prentice Parties pursuant to Section 1.2(d) shall serve on such Executive Committee.

SECTION 1.6 Resignation.

(a)(i) If the Soros Parties dispose of their capital stock of the Company so that they own less than the greater of 50% of their Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow the Soros Parties to designate two directors to serve on the Board, they shall cause one of the directors designated by them pursuant to Section 1.2(a) to resign from the Board.

(ii) If the Soros Parties dispose of their capital stock of the Company so that they own less than the greater of 25% of their Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow the Soros Parties to designate one director to serve on the Board (a “Soros Termination Event”), they shall cause each of the directors designated by them pursuant to Section 1.2(a) to resign from the Board.

(b)(i) If Rho disposes of its capital stock of the Company so that it owns less than the greater of 28% of its Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow Rho to designate two directors to serve on the Board, it shall cause one of the directors designated by it pursuant to Section 1.2(b) to resign from the Board.

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(ii) If Rho disposes of its capital stock of the Company so that it owns less than the greater of 14% of its Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow Rho to designate one director to serve on the Board (a “Rho Termination Event”), it shall cause each of the directors designated by it pursuant to Section 1.2(b) to resign from the Board.

(c) If the Maverick Parties dispose of their capital stock of the Company so that they own less than the greater of 50% of their Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow the Maverick Parties to designate one director to serve on the Board (a “Maverick Termination Event”), they shall cause the director designated by them pursuant to Section 1.2(c) to resign from the Board.

(d) If the Prentice Parties dispose of their capital stock of the Company so that they own less than the greater of 50% of their Current Shares or the minimum number of shares that are required to be owned under applicable Nasdaq rules and regulations with respect to the Proportionality Requirements which would allow the Prentice Parties to designate one director to serve on the Board (a “Prentice Termination Event”), they shall cause the director designated by them pursuant to Section 1.2(d) to resign from the Board.

(e) “Current Shares” shall mean (i) with respect to the Maverick Parties and the Prentice Parties, the shares of capital stock of the Company beneficially owned by the Maverick Parties or the Prentice Parties, as applicable, immediately following the closing of the transactions contemplated by the Stock Purchase Agreement, dated as of June 5, 2006, by and among the Company, the Soros Parties, the Maverick Parties and the Prentice Parties (the “Original Closing”), including shares of capital stock of the Company issuable upon exercise of warrants or options outstanding immediately following the Original Closing and (ii) with respect to the Soros Parties and Rho, the shares of capital stock of the Company owned by or for the benefit of the Soros Parties or Rho, as applicable, immediately following the Initial Closing, including shares of capital stock of the Company issuable upon exercise of warrants or options outstanding immediately following the Initial Closing; provided, that, with respect to Rho, if the Second Closing occurs, “Current Shares” shall mean the shares of Common Stock of the Company owned by or for the benefit of Rho immediately following the Second Closing, including shares of capital stock of the Company issuable upon exercise of warrants or options outstanding immediately following the Second Closing.

(f) If either a Maverick Termination Event or a Prentice Termination Event occurs, then the size of the Board shall be reduced by the number of directors resigning from the Board and, for so long as Rho and/or Soros respectively owns 10% or more of the outstanding Common Stock, the size of the Board may not be increased to larger than an eight member Board without the prior written consent of Rho and/or Soros (as applicable).

SECTION 1.7 Liability. No Party who shall vote or consent or withhold consent or make a request in their capacity as a stockholder of the Company with respect to any securities subject to this Agreement on, to or from any matter in compliance with the terms hereof shall, as a result of any such vote or consent or withholding of consent or making of a request, have any obligation or liability to any other party hereto (whether such other party shall also vote or consent or withhold consent or make a request with respect to any securities, then subject to this Agreement).

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SECTION 1.8 Reimbursement of Expenses; Director Fees. The Company shall reimburse the directors for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including without limitation travel, lodging and meal expenses. For the avoidance of doubt, directors designated by Rho shall receive (a) equity based compensation for serving on the Board and on any committees thereof equivalent to the equity based compensation paid to other non-management directors for such service and (b) cash compensation for serving on the Board and any committees thereof equivalent to the cash compensation paid to the directors designated to the Board by any of the Existing Stockholders.

SECTION 1.9 D&O Insurance. To the extent available on commercially reasonable terms, the Company shall obtain and maintain customary director and officer indemnity insurance on commercially reasonable terms and the terms of such insurance shall be reasonably acceptable to (i) for so long as Rho is entitled to designate at least one director for election to the Board pursuant to Section 1.2(b), Rho, and (ii) for so long as Soros is entitled to designate at least one director for election to the Board pursuant Section 1.2(a), Soros.

SECTION 1.10 Information. Each Stockholder and the Company agrees and acknowledges that the directors designated by Rho may share confidential, non-public information about the Company with Rho; provided that Rho agrees to keep such information confidential and agrees to comply with all applicable securities laws in connection therewith, and provided, further, that information protected by attorney client privilege or attorney work product will not be disclosed to the extent such disclosure will cause the loss of such privilege.

ARTICLE II

SUPPORT AGREEMENT; LOCK-UP

SECTION 2.1 Support Agreement. The Existing Stockholders hereby agree that at any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought (a “Company Stockholders’ Vote”), the Existing Stockholders shall (a) when a Company Stockholders’ Vote is held, appear at such Company Stockholders’ Vote or otherwise cause all Eligible Vote Shares to be counted as present thereat for the purpose of establishing a quorum and (b) vote (or cause to be voted) all Eligible Vote Shares in favor of the Stockholder Approval Condition and the Board Restructuring Condition. “Eligible Vote Shares” means, with respect to a particular Existing Stockholder, the aggregate number of shares of Common Stock held by such Existing Stockholder, multiplied by the Specified Portion. “Specified Portion” means the percentage of the shares of Common Stock owned by the Existing Stockholders, which (when aggregated with the shares of Common Stock purchased by Rho at the Initial Closing or otherwise beneficially owned by it and eligible to be voted in such Company Stockholders’ Vote) equals 40% of the outstanding shares of Common Stock of the Company. The Specified Portion shall be allocated among the Existing Stockholders on a pro rata basis in proportion to their respective share ownership as of the date of the Company Stockholders’ Vote.

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SECTION 2.2 Lock-Up.

         (a) Maverick/Prentice Lock-Up.

(i) Subject to section 2.2(a)(ii), until the date that is 90 days from the date hereof (the “Prentice/Maverick Initial Lock-Up Termination Date”), neither the Maverick Parties nor the Prentice Parties will, without the prior written consent of the Soros Parties, Rho and the Company, (1) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of capital stock of the Company, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of capital stock of the Company, or any securities exchangeable for or any other rights to purchase any shares of capital stock of the Company or (3) publicly announce an intention to effect any transaction specified in clause (1) or (2) (such restrictions being referred to herein as the “Prentice/Maverick Lock-Up Restrictions”). Notwithstanding anything to the contrary contained herein, the Prentice/Maverick Lock-Up Restrictions shall not apply to any sale of Common Stock by the Maverick Parties or the Prentice Parties to Rho or an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, or any other form of entity unaffiliated with Rho (a “Rho Co-Investor”), if (A) such sale is approved in writing by Rho and, to the extent required under Nasdaq rules and regulations, the Company’s shareholders and (B) in the case of a sale to a Rho Co-Investor, the Rho Co-Investor was introduced to Prentice or Maverick (as applicable) by Rho. Notwithstanding anything to the contrary contained herein, the Maverick Parties and Prentice Parties hereby each covenant and agree that they will comply with the requirements of Section 2.1 with respect to any shares held by them as of the record date of any Company Stockholders’ Vote with respect to the Stockholder Approval Condition or Board Restructuring Condition, regardless of any transaction effected pursuant to Section 2.2(a)(i)(1) or (2) hereof.

(ii) The Prentice/Maverick Lock-Up Restrictions shall continue to apply with respect to the Prentice Parties or the Maverick Parties (as the case may be) until the one year anniversary of the Initial Closing (or such earlier date as Rho and/or Soros is permitted to sell securities that are subject to the lock-up set forth in Section 2.2(b) hereof) if Rho and/or a Rho Co-Investor shall have offered, in writing, (and in the case of such a written offer, the Prentice Parties or the Maverick Parties, as the case may be, shall not have accepted such an offer), on or prior to the Prentice/Maverick Initial Lock-Up Termination Date, to purchase for cash at least 50% (or, in the case of Prentice, 100%) of the shares of Common Stock owned by the Prentice Parties or the Maverick Parties (as the case may be) as of the date hereof on pricing terms no less favorable than those included in the Securities Purchase Agreement, with such purchase to be consummated within 20 days of delivery of such written notice. In connection with any such sale to Rho and/or a Rho Co-Investor, neither the Prentice Parties nor the Maverick Parties (as the case may be) shall be required to make any representations or warranties concerning the Company. Notwithstanding anything contained in this Section 2.2(a)(ii) to the contrary, the lock-up restrictions applicable to (1) the Prentice Parties hereunder shall not apply to any transfer by any of the Prentice Parties to any person so long as Prentice Capital Management, L.P. remains the

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beneficial owner of the transferred securities; and (2) the Maverick Parties hereunder shall not apply to any transfer by any of the Maverick Parties to any person so long as Maverick Capital, Ltd. remains the beneficial owner of the transferred securities. For purposes of this Section 2.2(a)(ii) only, the term “Prentice Parties” shall not include SAC.

(b) Soros/Rho Lock-Up. Until the one year anniversary of the date of the Initial Closing, neither the Soros Parties nor Rho will, without the prior written consent of non-selling party (i.e., Rho or Soros Parties), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of capital stock of the Company, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of capital stock of the Company, or any securities exchangeable for or any other rights to purchase any shares of capital stock of the Company or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii). Notwithstanding anything contained in this Section 2.2(b) to the contrary, the lock-up restrictions applicable to the Soros Parties hereunder shall not apply to any transfer by the Soros Parties to (1) any of Soros Fund Management LLC or George Soros or any of their respective affiliates, (2) any person or entity that is managed (x) by Soros Fund Management LLC or (y) by any person or entity that is an Affiliate of Soros Fund Management LLC or (3) any person or entity that is a charitable organization established by George Soros or any of the members of George Soros’ family.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF EXISTING STOCKHOLDERS

Each Existing Stockholder hereby, for itself and for no other Existing Stockholder, represents and warrants to the Stockholders as follows:

SECTION 3.1 Authorization; Binding Agreement. Such Existing Stockholder has all requisite legal right, power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by or on behalf of such Existing Stockholder and, assuming its due authorization, execution and delivery by or on behalf of such Existing Stockholder, constitute the legal, valid and binding obligations of such Existing Stockholder, enforceable against such Existing Stockholder in accordance with its respective terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally.

SECTION 3.2 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by such Existing Stockholder do not, and the performance of this Agreement by such Existing Stockholder will not, (i) conflict with or violate any statute, law, rule, regulation, order, judgment or decree applicable to such Existing Stockholder or by which such Existing Stockholder or any of such Existing Stockholder’s material properties or assets is bound or affected, (ii) violate or conflict with the Certificate of Incorporation, Bylaws or other equivalent organizational documents of such Existing Stockholder, or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or

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default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance or restriction on any of the material property or assets of such Existing Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Existing Stockholder is a party or by which such Existing Stockholder or any of such Existing Stockholder’s material properties or assets is bound or affected; except in the case of the foregoing clauses (i), (ii) and (iii), where such violation, conflict, breach, default, right of termination, amendment, acceleration or cancellation, lien, encumbrance or restriction would not, or would reasonably be expected not to, prevent or materially delay the performance by such Existing Stockholder of such Existing Stockholder’s obligations under this Agreement. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Existing Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Existing Stockholder of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by such Existing Stockholder do not, and the performance of this Agreement by such Existing Stockholder will not, require any consent, approval, order, permit or governmental, authorization or permit of, or filing with or notification to, any third party or any governmental, regulatory or administrative authority, agency or commission, domestic or foreign, except as may be required under the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, or would reasonably be expected not to, prevent or materially delay the performance by such Existing Stockholder of such Existing Stockholder’s obligations under this Agreement. Other than as contained in this Agreement, such Existing Stockholder does not have any understanding in effect with respect to the voting or transfer of any shares of capital stock of the Company owned by such Existing Stockholder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY AND RHO

Each of the Company and Rho hereby, jointly and not severally, represents and warrants to the Existing Stockholders as follows:

SECTION 4.1 Authorization; Binding Agreement. Each of the Company and Rho has all requisite legal right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by or on behalf of each of the Company and Rho and, assuming its due authorization, execution and delivery by or on behalf of the Existing Stockholders, constitutes the legal, valid and binding obligation of the Company and Rho, enforceable against the Company and Rho in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally.

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SECTION 4.2 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the Company and Rho will not, (i) conflict with or violate any statute, law, rule, regulation, order, judgment or decree applicable to the Company or Rho or by which the Company or Rho or any of the Company’s or Rho’s respective material properties or assets is bound or affected, (ii) violate or conflict with the Certificate of Incorporation, Bylaws or other equivalent organizational documents of the Company or Rho, or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance or restriction on any of the respective material property or assets of the Company or Rho pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or Rho is a party or by which the Company or Rho or any of the Company’s or Rho’s respective material properties or assets is bound or affected; except in the case of the foregoing clauses (i), (ii) and (iii), where such violation, conflict, breach, default, right of termination, amendment, acceleration or cancellation, lien, encumbrance or restriction would not, or would reasonably be expected not to, prevent or materially delay the performance by the Company or Rho of any of their respective obligations under this Agreement.

(b) The execution and delivery of this Agreement by each of the Company or Rho do not, and the performance of this Agreement by each of the Company or Rho will not, require any consent, approval, order, permit or governmental, authorization or permit of, or filing with or notification to, any third party or any governmental, regulatory or administrative authority, agency or commission, domestic or foreign, except as may be required under the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, or would reasonably be expected not to, prevent or materially delay the performance by the Company or Rho of the Company’s or Rho’s respective obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

SECTION 5.1 Further Assurances. From time to time and without additional consideration, the Company and each of the Stockholders shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as the Company or any of the Stockholders may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

SECTION 5.2 Entire Agreement. This Agreement, the Securities Purchase Agreement and the other documents executed in connection therewith (collectively, the “Transaction Documents”) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all previous negotiations, commitments and writings with respect to such subject matter, including, without limitation, the Existing Agreement.

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SECTION 5.3 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein. In the event that any Stockholder desires to transfer any shares of capital stock (or rights to purchase shares of capital stock) owned by such Stockholder to any affiliate of such Stockholder, then it shall be a condition to such transfer that any such affiliate transferee agree to become a party to, and bound by, this Agreement in the same capacity as the Stockholder that transferred such shares of capital stock (or rights to purchase shares of capital stock) to it.

SECTION 5.4 Term.

(a) The rights and obligations of the Soros Parties hereunder (except with respect to their obligation to cause directors designated by them to resign under Section 1.6(a)) shall automatically terminate upon occurrence of a Soros Termination Event.

(b) The rights and obligations of Rho hereunder (except with respect to their obligation to cause directors designated by them to resign under Section 1.6(b)) shall automatically terminate upon occurrence of a Rho Termination Event.

(c) The rights and obligations of the Maverick Parties hereunder (except with respect to their obligation to cause directors designated by them to resign under Section 1.6(c)) shall automatically terminate upon occurrence of a Maverick Termination Event.

(d) The rights and obligations of the Prentice Parties hereunder (except with respect to their obligation to cause directors designated by them to resign under Section 1.6(d)) shall automatically terminate upon the occurrence of a Prentice Termination Event.

SECTION 5.5 Amendments. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the parties against whom such amendment or modification is sought to be enforced.

SECTION 5.6 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

SECTION 5.7 Notices and Addresses. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by facsimile; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the fifth business day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

To the Company:	Bluefly, Inc.
42 West 39th Street, 9th Floor
New York, New York 10018
Facsimile: (212) 354-3400
Attention: Chief Financial Officer

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With a copy (which shall not constitute notice) to:

Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Facsimile: (212) 698-3599
Attention: Richard A. Goldberg, Esq.

To the Soros Parties:	Quantum Industrial Partners LDC
SFM Domestic Investments LLC
c/o Soros Fund Management LLC
888 Seventh Avenue
New York, New York 10106
Facsimile: (646) 731-5584
Attention: Jay Schoenfarber

To the Maverick Parties:	Maverick Fund USA, Ltd.
Maverick Fund, L.D.C.
Maverick Fund II, Ltd.
c/o Maverick Capital, Ltd.
300 Crescent Court, 18th Floor
Dallas, Texas 75201
Facsimile: (214) 880-4042
Attention: General Counsel

With a copy (which shall not constitute notice) to:

Shearman & Sterling, LLP
599 Lexington Avenue
New York, New York 10022
Facsimile.: (646) 848-8902
Attention: Stephen M. Besen

To the Prentice Parties
(other than SAC):	Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, New York 10022
Attention: Michael Zimmerman
Facsimile: (212) 756-1480

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With a copy (which shall not constitute notice) to:

Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10020
Attention: Matthew B. Hoffman
Facsimile: (973) 422-6807

To SAC:	S.A.C. Capital Associates, LLC
c/o S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
Attention: Peter A. Nussbaum

With a copy (which shall not constitute notice) to:

Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, New York 10022
Attention: Michael Zimmerman
Facsimile: (212) 756-1480

To Rho:	Rho Ventures VI, L.P.
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, New York 10019
Telephone No.: (212) 751-6677
Facsimile No.: (212.751.3613
Attention: Jeffrey I. Martin, Esq.

With a copy to (which shall not constitute notice) to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York
Telephone No.: (212) 813-8800
Facsimile No.: (212) 355-3333
Attention: Stephen M. Davis, Esq.

SECTION 5.8 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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SECTION 5.9 Governing Law; Choice of Forum; Jury Waiver. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS LAW, PROVIDED THAT THE PROVISIONS SET FORTH HEREIN AND ANY CLAIMS OR DISPUTES ARISING OUT OF OR RELATED TO SUCH PROVISIONS OR THE SUBJECT MATTER THEREOF THAT ARE REQUIRED TO BE GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW SHALL BE GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law (as defined in the Investment Agreement), any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

SECTION 5.10 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and effect as an original signature on this Agreement. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 5.11 Independent Nature of Stockholders’ Obligations and Rights. The obligations of each Stockholder this Agreement are several and not joint with the obligations of any other Stockholder, and no Stockholder shall be responsible in any way for the performance of the obligations of any other Stockholder under this Agreement. Nothing contained herein or in any Transaction Document, and no action taken by any party hereto pursuant thereto, shall be deemed to constitute any Stockholder as a partnership, an association, a joint venture or any other kind of entity with any other Stockholder, or create a presumption that the Stockholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Stockholder shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Stockholder to be joined as an additional party in any proceeding for such purpose. Each Stockholder has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents.

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SECTION 5.12 Specific Performance. Each of the parties hereto, in addition to being entitled to exercise all of its rights hereunder, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

SECTION 5.13 No Violations. Each of the parties hereto agree that no party hereto shall be obligated to comply with any provisions of this Agreement relating to the voting of shares of capital stock of the Company if doing so would constitute a violation of law or public policy.

[Signature pages follow]

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IN WITNESS WHEREOF, this Amended and Restated Voting Agreement has been duly executed on the date first set forth above.

BLUEFLY, INC.

By:	/s/ Kara B. Jenny
Name:	Kara B. Jenny
Title:	Chief Financial Officer

QUANTUM INDUSTRIAL PARTNERS LDC

By:	/s/ Jay A. Schoenfarber
Name:	Jay A. Schoenfarber
Title:	Attorney-in-Fact

SFM DOMESTIC INVESTMENTS LLC

By:	/s/ Jay A. Schoenfarber
Name:	Jay A. Schoenfarber
Title:	Attorney-in-Fact

MAVERICK FUND USA, LTD

By: MAVERICK CAPITAL, LTD.,
as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

MAVERICK FUND L.D.C.

By: MAVERICK CAPITAL, LTD.,
as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

MAVERICK FUND II, LTD

By: MAVERICK CAPITAL, LTD.,
as its Investment Manager

By:	/s/ John T. McCafferty
Name:	John T. McCafferty
Title:	Limited Partner and General Counsel

PRENTICE CAPITAL PARTNERS, LP

By: Prentice Capital GP, LLC

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PRENTICE CAPITAL PARTNERS QP, LP

By: Prentice Capital GP, LLC

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PRENTICE CAPITAL OFFSHORE, LTD.

By: Prentice Capital Management, LP, its investment manager

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

GPC XLIII, LLC

By: Prentice Capital Management, LP, its advisor

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

PEC I, LLC

By: Prentice Capital Management, LP, its manager

By:	/s/ Matthew Hoffman
Name:	Matthew Hoffman
Title:

S.A.C. CAPITAL ASSOCIATES, LLC

By: S.A.C. Capital Advisors, LLC

By:	/s/ Peter A. Nussbaum
Name:	Peter A. Nussbaum
Title:	General Counsel

RHO VENTURES VI, L.P.

By:	/s/ Habib Kairouz
Name:	Habib Kairouz
Title:	Managing Member